UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 February 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2

Telecom Place

167 Victoria Street West

Auckland 1010

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Half year report

2.	Media release

3.	Investor presentation

4.	KPI’s

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 21 February 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

telecom nz
Telecom Corporation of New Zealand Limited
Half Year Report For the period ended 31 December 2013

Our future success depends on winning by customers choosing us to connect them at the ‘speed of life’, in an exciting and dynamic world of rapid advances in technology.
We are increasingly becoming a fast, agile retailer, focused on winning customers. Future oriented. Competitive. Relevant to all New Zealanders. Willing to make bold moves. Changing at a pace and scale we believe is unparalleled in a large New Zealand business over the last decade.
We’re making a huge investment in New Zealand’s digital future, through our networks, products and services. There’s real momentum building – for our customers and for us.
CONTENTS
INTRODUCTION
Performance snapshot 2
Strategic priorities progress update 4
Changing our name 6
Chairman and CEO report 8
Performance review for the period 12
Financial statements 22
ARBN 050 611 277
FINANCIAL CALENDAR
Half year result announced
21 February 2014
Financial year end
30 June 2014
Full year results announced
22 August 2014
Annual shareholders meeting
7 November 2014
This report is dated 21 February 2014 and is signed on behalf of the Board of Telecom Corporation of New Zealand Limited by Mark Verbiest, Chairman, and Simon Moutter, Chief Executive.
Mark Verbiest Simon Moutter
Chairman Chief Executive

PLAYING
TO WIN

PERFORMANCE
SNAPSHOT
Mobile connections
1,923k
Broadband connections
661k
Retail and Gen-i access lines
980k

OUR H1 FY14 FINANCIAL HIGHLIGHTS
Net earnings after tax NZ$
167M
Revenue* NZ$
1,847m
Dividend per share NZ$
8cps
Net Earnings* NZ$
147m
Earnings per share NZ$
9cps
* From continuing operations.
| 3

OUR FOUR STRATEGIC PRIORITIES
REVOLUTIONISE
CUSTOMER EXPERIENCES
We aim To:
Deliver simple, effortless experiences that are demonstrably and consistently better than our competitors’ and that generate extraordinary customer advocacy
Deeply understand New Zealanders’ increasing drive to be connected and act quickly on these insights to create distinctive solutions for customers
Satisfy customer demand for greater simplicity and more digital self-service options
SIMPLIFY
THE BUSINESS
WE AIM TO:
Radically simplify current platforms, products, offers, channels and supporting processes to reduce cost and complexity and improve speed to market
Design and build new platforms, products, offers, channels and end-to-end process capabilities
Create a best practice, performance-driven, lean and agile organisation supported with the right skills, processes, risk appetite and incentives
IN THE FIRST HALF OF FY14 WE:
Significantly expanded and grew the popularity of our digital customer self-service options, including launching a new Telecom App with over 60,000 downloads
Revamped phone booths around New Zealand into a nationwide WiFi network, with over 900 hotspots and 300,000 registered users, giving people better connections when out and about and enhancing the value of mobility solutions for our business clients
Refocused Gen-i customer service models for government and large enterprise customers, driving key customer wins
Launched a new 4G mobile data network, available to all our customers at no extra charge – and underpinned by a brand-new core data network using state- of-the-art optical transport technology
IN THE FIRST HALF OF FY14 WE:
Broadened the scope, reach and impact of business improvement initiatives (Turnaround Programme)
Made more tough decisions on operating costs to ensure we provide our customers with value at competitive prices
Continued to simplify pricing and products and processes, dramatically reducing the number of our mobile and broadband plans
Continued to streamline a huge number of our internal processes, including Human Resources (HR) and remuneration
Divested training services business Auldhouse from the Gen-i portfolio as part of the shift in strategic focus
Progressed the re-engineering of our Information Technology (IT) stack, with the first phase, focused on pre-paid mobile, on track for delivery in the next few months
Achieved clarity in our Australia market strategy, selling AAPT and refocusing Gen-i Australia’s operations
4 | Telecom Half Year Report For the period ended 31 December 2013

WIN
KEY MARKETS
WE AIM TO:
Maximise opportunities from the major shifts in industry structure resulting from Government fibre investment, industry mergers and acquisitions and continued evolution of IP applications and services
Deliver a granular and focused market strategy by creating a competitive multi-brand capability to win key future markets while optimising value of existing markets
Realign resources, sales and marketing approach to step-shift performance in key markets
Support the market strategy with leading data network capability, products and processes at the lowest cost per gigabyte
WIN THE FUTURE
WE AIM TO:
Earn new revenues and margins by investing in and winning key future markets in Cloud, network delivered services, digital services & mobile commerce
Build market leadership, brand preference and revenues through demonstrating the benefits of our technology and services to distinct customer segments
Ensure success through committed substantive resourcing and an open approach to build, buy and partner options that balance execution risk and cost with agility and speed
IN THE FIRST HALF OF FY14 WE:
Revitalised the mass-market Telecom brand with a new multi- coloured visual identity
Relaunched our network of Telecom Business Hubs for small and medium business customers
Reset our flanking value mobile brand, Skinny and trialled the Bigpipe value brand in broadband
Grew our mobile connections by 108,000 and extended our $10 a day flat rate overseas data roaming to now cover where over 96% of New Zealanders travel
Launched new generation Ultra Fibre services on the government-supported ultra-fast broadband (UFB) network, and faster VDSL broadband over the existing copper network for customers not connected to UFB
Won a multi-year contract under the Government’s Network for Learning initiative to build a fast, safe online educational platform for New Zealand schools to maximise the digital opportunities created by the UFB rollout
IN THE FIRST HALF OF FY14 WE:
Advanced the Digital Ventures growth portfolio, including making a decision to enter the internet TV market, offering New Zealanders exciting new choices about how they get their home entertainment
Continued, in partnership with Telstra and Vodafone, to progress a new trans-Tasman cable to improve New Zealand’s international connectivity
Committed $149 million to date to become the biggest player in newly available 700 MHz band radio spectrum, which will make possible the more efficient rollout of
4G mobile data services to less populated parts of New Zealand
Continued to invest in data hosting services for corporate and government customers, leveraging the FY13 acquisition of data centre and Cloud computing specialist Revera and developing more data centre capacity in Auckland, Christchurch, Dunedin and Wellington
Partnered with some of the world’s best known technology providers such as SAP and Samsung to bring a wide range of innovative new services into the New Zealand market
| 5

CHANGING
OUR NAME
Telecom is changing like never before.
Our business has already moved well beyond the humble landline telephone. Our old traditional copper network business is now an entirely separate company, Chorus. Our future is focused on communication, entertainment and IT services delivered over our networks and the Cloud.
We’re already a vastly different company, operating in a very different environment, than we used to be. Within a short space of time, we’ll be unrecognisable from the Telecom of old.
Last year, we laid out a bold ambition for a new Telecom. We’ve backed this up with brave plays in the marketplace: 4G mobile, the OTN core data network, national WiFi, Cloud services through the Revera acquisition and new data centres, flat rate overseas data roaming, new 700 MHz spectrum, to name just a few. We’ve also taken many tough decisions to turn around our financial trajectory and ensure we can provide our customers with value at competitive prices.
We’re investing in our brands. Last year, we revitalised the mass-market Telecom brand with a new multicoloured visual identity. We relaunched our network of Business Hubs for small and medium business customers. We reset our flanking value brand, Skinny. These moves are showing an immediate impact in increased sales and positive customer feedback.
When we embarked on this journey, we knew that at some point we would likely move beyond the Telecom name – to something that better reflects what our customers expect from us, now and into the future, as we help unleash New Zealand’s potential in a digital world.
Following the rapid success of the recent initiatives within our Retail business, we’ve decided to advance our branding strategies with another big, bold move. Later this year we intend to change our company name to Spark.
The intention is for Telecom Corporation of New Zealand Limited to become Spark New Zealand Limited. Our main mass market brand will become Spark and our Gen-i business will become Spark Digital Solutions.
We chose Spark for several reasons. It has life and energy and momentum. It builds on our 2009 rebranding, when we introduced the ‘spark’ logo, and last year’s colour and style refresh of the Retail brand. We believe it symbolises a confident, forward-looking organisation that’s all about enabling great experiences. It allows us to imbue different business units with specific meanings off the back of the Group identity.
We’ve opted for what the brand experts call a ‘branded core’. This means that our core business units will all be called Spark, but we retain the flexibility of flanking and specialist brands (such as Revera, Skinny, Bigpipe, ShowmeTV and possibly further ventures in the future) where it makes business sense to do so.
6 | Telecom Half Year Report For the period ended 31 December 2013

BRANDING
FRAMEWORK
GROUP SPARK NEW ZEALAND LIMITED
SPARK
SPARK
DIGITAL SOLUTIONS
BUSINESS
UNITS
SPARK VENTURES
Skinny
Bigpipe
Future
Future
revera
Venture 1
Venture 2
NETWORK
SPARK NETWORK
investor.telecom.co.nz | 7

CHAIRMAN AND CEO’S REPORT
WINNING AMBITION
Mark Verbiest CHAIRMAN
Simon Moutter CEO
Dear Shareholders,
We have been relentlessly focused for nearly a year now on a clear long-term strategy, and we are gathering pace in our execution.
We’re committed to revolutionising the service experience for our customers, simplifying our business fast, winning over more New Zealanders and finding new ways to excel in the markets we see as our future.
This strategy supports a bold ambition: to be a growing New Zealand company, winning by customers choosing us to connect them at the ‘speed of life’.
Over the last year we have moved quickly and decisively, putting several critical foundations in place and making a number of bold market moves. Reported net profit for the half year was flat. Underlying lead indicators and revenue performance, especially in mobile, were encouraging. That said, the ongoing market decline in legacy fixed data and voice, together with the strategic choices made during FY13 to put market share outcomes ahead of short-term financial performance, has continued to impact earnings in New Zealand.
We expect to see the positive lead indicators from the half year begin to flow more into our financial results from the second half onwards and into the 2015 financial year.
Other signs give us additional confidence. We have gained greater traction on our cost competitiveness, increasing the projected free cash flow benefits we believe will be generated by our Turnaround Programme, a centrally-driven series of business improvement initiatives. As the previous year’s price-downs in broadband and wholesale are overtaken, the effect is expected to help moderate the rate of decline in legacy fixed revenues in the second half of our financial year.
Our investments in revamping our mass market brands, Telecom and Skinny, has delivered greater cut-through and relevance in key markets. This has given us the conviction to move beyond the Telecom name and better reflect our digital services capability and future focus. Later this year, we intend to change our company name and core customer brands to Spark.
To reinforce this exciting new digital services future, we’ve also expanded the ways in which customers are provided services, particularly online. We’ve continued to make huge investments in New Zealand’s digital networks, launching 4G
8 | Telecom Half Year Report For the period ended 31 December 2013 mobile underpinned by a brand-new core data transport network, building more data centre capability and committing to a leadership position in 700 MHz spectrum. We have sold the AAPT business in Australia to focus all our efforts on getting it right for New Zealand customers. There has also been investment in the digital services so essential to future growth. Notably, we have decided to enter the internet TV market, with a standalone and high-quality internet TV brand, ShowmeTV, to be launched later in the year. We are pleased with our progress to date. We are working hard to become a fast, agile retailer, focused on winning customers. Future oriented. Competitive. Relevant to all New Zealanders. Willing to make bold moves. There’s real momentum building – for customers and for us.
Key Financials
Net profit after tax was NZ$167 million. Total operating revenues from continuing operations declined 3.0% to NZ$1,847 million, largely attributable to a 9.2% decline in fixed line revenues. Encouragingly, strong mobile performance saw mobile revenue up 5.8%, partially offsetting the fixed revenue decline.
Operating costs for continuing operations fell 2.1% largely due to ongoing cost reduction initiatives, particularly labour costs. These initiatives were offset by cost growth associated with increased customer numbers and data volumes.
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) from continuing operations were down 5.8% while net earnings from continuing operations were down 12.5%.
Capital expenditure from continuing operations was up 18.2% to NZ$266 million, reflecting the significant investment in the first half of the year in our networks, products and services. Major capital expenditure items included; the ongoing re-engineering programme, the upgrade of the core data transport network, and mobile network investment particularly in 4G LTE.
The Directors have declared a half year dividend of 8 cents per share. Our intention is to pay a minimum dividend of 16.0 cents per share for the full year.
We have an aspiration to sustainably increase ordinary dividends over time as the projected improved cash flow performance materialises.
HY14 Key Operational Overview
Gen-i has continued to leverage its leadership position in data, mobility and Cloud services to help business and government clients unleash their full potential in a digital world. During the first half year we announced plans to build new Greenfield data centres in Auckland and Wellington and completed the build of our new Christchurch data centre, further strengthening our data hosting and Cloud capabilities following the acquisition of Revera last year.
New partnerships have been formed with the likes of SAP and Samsung to bring innovative new business services into the market. Major change programmes have been initiated to reduce costs and improve delivery performance.
Gen-i also won a multi-year contract with the Government’s Network for Learning initiative to build a fast and safe online educational platform for New Zealand schools to maximise the digital learning opportunities created by the ultra-fast broadband (UFB) rollout.
Our Telecom Retail unit made a number of bold moves during the six months that are making a difference, particularly in mobile. Mobile connections for the total Group were up over 108,000 for the period and mobile revenues for Retail were up 9%.
Last year we revitalised the mass-market Telecom brand with a new visual identity and relaunched our network of Business Hubs for small and medium business customers. These moves are showing an immediate impact in increased sales, foot traffic and positive customer feedback.
investor.telecom.co.nz | 9

CHAIRMAN AND CEO’S REPORT CONTINUED
We also significantly expanded and grew the popularity of digital customer self-service options, including the launching of a new Telecom App that has already attracted over 60,000 downloads, and a significant growth in customer take-up of My Telecom and e-billing options. We extended Ultra Fibre services on the Government-supported UFB networks and launched faster Ultra VDSL broadband over the copper network for customers not connected to UFB.
Telecom Connect has continued to build on our network leadership, launching 4G LTE mobile in November 2013, underpinned by a brand-new nationwide high-speed core data network using state-of-the-art optical transport technology. We also committed a further $149 million in four lots (2 x 20 MHz) to become the biggest player in newly available 700 MHz band radio spectrum. This will make possible faster and better 4G coverage for less populated parts of New Zealand. This asset has not yet been paid for as the auction process is still under way. The Commerce Commission is deciding on whether or not the purchase of the 4th lot can proceed, which will be followed by an auction round to determine the allocation of positions in the band.
An ongoing programme to re-engineer the business IT stack has also progressed well, with the first release of IT improvements on target for the second half of this financial year. This first release, focused on pre-paid mobile, will deliver significant system capability enhancements and improve customer experience, especially across digital channels. Telecom Digital Ventures, the innovation focused business unit, continued to develop and advance its portfolio of growth oriented initiatives.
Later this year, we will launch ShowmeTV, our new internet TV business. The migration of entertainment to the internet is creating significant disruption to current broadcast TV business models and real opportunities for new online businesses. The rapid growth of better broadband via fibre and VDSL means watching TV via streaming over the internet is now a much more viable option for many New Zealanders. We believe the time is right to enter this market and provide New Zealanders with exciting new choices when it comes to watching video entertainment.
Our nationwide WiFi network, primarily using revamped phone booths, now has over 900 hotspots and 300,000 registered users, giving people better connections when out and about and enhancing the value of mobility solutions for our business clients.
Skinny, our value mobile brand, has achieved strong growth since a brand refresh during the first half. A similar flanking brand for the broadband market, Bigpipe, was successfully trialled in December 2013 and was soft-launched in February 2014.
Outlook
Our first half results demonstrate a pace and level of change we believe is unparalleled in a large New Zealand business over the last decade. We don’t intend to slow down. We will continue to address our cost base and strengthen our organisational performance. We will focus even harder on becoming more relevant to customers and to modern New Zealand, particularly as we transition to Spark.
We anticipate an improved financial performance in the second half of this financial year, with broadband revenues beginning to stabilise, mobile growth continuing and our Turnaround Programme delivering tangible free cash flow improvements. As a result we expect adjusted EBITDA from continuing operations for the full year to be in the range of NZ$925 million to $945 million, excluding the AAPT sale proceeds and rebranding costs.
With a lot of the essential network investment for the strategic repositioning of the business already made or committed, capital expenditure from continuing operations for the full year is expected
10 | Telecom Half Year Report For the period ended 31 December 2013 to be NZ$450 million to NZ$460 million, excluding spectrum, with the capex envelope tightening further in the FY15 to FY17 period.

There is a lot more hard work to come. We've got plenty to do to complete our strategic shift and stretch our leadership in data connectivity as well as regain the top spot in the mobile market. And all the while, customer needs will continue to evolve as digital life becomes a reality.

But we are convinced we are on the right pathway. We're committed to this course and to playing a major role in New Zealand's digital future.



Mark Verbiest
CHAIRMAN



Simon Moutter
CEO

21 February 2014

Directors

Directors who held office during the half year and until the date of the report were:

Mark Verbiest	–	Chairman since December 2011
Simon Moutter	–	Chief Executive and Executive Director since August 2012
Paul Berriman	–	a Director since December 2011
Murray Horn	–	a Director since July 2007
Maury Leyland	–	a Director since December 2011
Kevin Roberts	–	a Director since August 2008
Charles Sitch	–	a Director since December 2011
Justine Smyth	–	a Director since December 2011

Auditor's independence declaration

The independence declaration of our auditors is on page 41 and forms part of this report.

investor.telecom.co.nz | 11

PERFORMANCE REVIEW FOR THE PERIOD

Financial Overview

Operations held for sale

On 9 December 2013 Telecom announced that it had entered into a binding agreement to sell AAPT for A$450 million to TPG Telecom Limited, with the transaction anticipated to be completed in late February 2014. In accordance with NZ IFRS 5, Non-current assets held for sale and discontinued operations, AAPT has been classified as a discontinued operation held for sale. As such, Telecom's income statement is presented from continuing operations, with the net earnings from AAPT disclosed separately as earnings from discontinued operations. The assets and liabilities of AAPT have been presented separately from Telecom's other assets and liabilities in the statement of financial position.

Additionally, Telecom is in active discussions for the sale of its 60% shareholding in Telecom Cook Islands. A sale was considered highly probable at 31 December 2013 and accordingly, the assets and liabilities of Telecom Cook Islands are classified separately as held for sale on the statement of financial position. As Telecom Cook Islands is not classified as a major line of business or major geographical area, it has not been classified as a discontinued operation in the income statement for the six months ended 31 December 2013.

Statutory results

SIX MONTHS ENDED 31 DECEMBER	2013 $M	2012 $M	Change %
Operating revenue and other gains – continuing operations	1,847	1,905	(3.0)
EBITDA – continuing operations	452	480	(5.8)
Depreciation and amortisation expense – continuing operations	227	228	(0.4)
Net finance expense – continuing operations	17	22	(22.7)
Earnings before tax – continuing operations	208	230	(9.6)
Taxation expense – continuing operations	61	62	(1.6)
Net earnings – continuing operations	147	168	(12.5)
Earnings from discontinued operations, net of tax	20	(5)	NM[1]
Total net earnings	167	163	2.5
Diluted EPS (cents)	9	9	–

1 NM means Not Meaningful.

12 | Telecom Half Year Report For the period ended 31 December 2013

Group income statement

A break down of the Group's reported income statement for the six months ended 31 December 2013 and the prior comparative period is provided in the table below.

SIX MONTHS ENDED 31 DECEMBER	2013 $M	2012 $M	Change %
Operating revenues and other gains – continuing operations			
Fixed	969	1,067	(9.2)
Mobile	492	465	5.8
IT services	276	269	2.6
Other operating revenue	102	88	15.9
Other gains	8	16	(50.0)
	1,847	**1,905**	**(3.0)**
Operating expenses – continuing operations			
Labour	266	321	(17.1)
Intercarrier costs	342	362	(5.5)
Other operating expenses	787	742	6.1
	1,395	**1,425**	**(2.1)**
EBITDA – continuing operations	**452**	**480**	**(5.8)**
Depreciation	129	130	(0.8)
Amortisation	98	98	–
Earnings before interest and tax – continuing operations	**225**	**252**	**(10.7)**
Net finance expense	17	22	(22.7)
Earnings before tax – continuing operations	**208**	**230**	**(9.6)**
Income tax expense	61	62	(1.6)
Net earnings from continuing operations	**147**	**168**	**(12.5)**
Earnings from discontinued operations, net of tax	20	(5)	NM[1]
Net profit after tax	**167**	**163**	**2.5**

1 NM means Not Meaningful.

investor.telecom.co.nz | 13

PERFORMANCE REVIEW FOR THE PERIOD
Overview
Operating revenue and other gains for Telecom’s continuing operations reduced by $58 million, or 3.0%, to $1,847 million in H1 FY14 when compared with the prior period.
- Fixed revenue decreased by $98 million, or
9.2%, in H1 FY14 driven by a continuation of trends of declining access lines, lower calling revenue and the impact of Telecom’s earlier decision to hold share in broadband.
- Mobile revenue increased by $27 million, or 5.8%, in H1 FY14 with 108,000 new customers added during the period. The popularity of smartphones and our new open plans have contributed to the growth in mobile device sales.
- IT services revenue increased by $7 million, or 2.6%, in H1 FY14 following the acquisition of Revera in H2 FY13, partially offset by the divestments of the Davanti (H2 FY13) and Auldhouse (H1 FY14) businesses. Underlying IT services revenue was stable with growth in enterprise professional services and networked information and communications technology (ICT).
- Other gains of $8 million in H1 FY14 comprised $5 million insurance recoveries relating to the Canterbury earthquakes and $3 million of other gains on sale. In H1 FY13 other gains comprised $10 million insurance recoveries relating to the Canterbury earthquakes and a $6 million gain from winding up a foreign operation.
The decline in operating revenues from continuing operations was partially offset by reductions in operating expenses, which fell by $30 million, or 2.1%, to $1,395 million in H1 FY14. The key drivers of the lower costs were reduced labour costs resulting from restructuring activity, a reduction in intercarrier costs due to reduced access lines, an improvement in the consumption of services from Chorus and a continued strong cost-reduction focus across other operating cost areas. The cost reductions were partly offset by an increase in mobile acquisition costs and broadband costs associated with our growing customer base and higher backhaul costs, timing of spend on advertising, upfront costs associated with the cost-reduction programmes and a provision against a lease receivable.
The H1 FY14 depreciation and amortisation charges from continuing operations were stable compared with H1 FY13. Increased depreciation due to the acquisition of Revera in H2 FY13 and the completion of a number of large capital programmes in H1 FY14, offset the net effect of reduced charges resulting from significant reductions in capital expenditure in the previous two years.
The net finance expense in H1 FY14 of $17 million was $5 million lower, or 22.7%, than in H1 FY13 primarily due to maturing debt being replaced by debt at lower interest rates.
The H1 FY14 tax expense of $61 million was stable compared with H1 FY13, with lower tax associated with a reduction in earnings from continuing operations being offset by an increase in non-deductible expenditure and the impact of prior period tax adjustments.
Net earnings from discontinued operations held for sale represents the net earnings from AAPT. In H1 FY14 this increased by $25 million in comparison to H1 FY13, driven by higher margin revenue growth, cost of sales improvements and reductions in labour and property costs.
14 | Telecom Half Year Report For the period ended 31 December 2013

Adjusting items and results

- For FY14 Telecom has altered its approach to reporting adjusting items in its financial results, removing non-recurring or unusual items greater than $25 million from adjusted earnings to ensure only material items are excluded.
- During H1 FY14 and H1 FY13, there were no adjusting items and as such no separate disclosure is required for the half year reporting.

Segmental results

- Telecom's continuing operations business units comprise Retail, Gen-i, and Connect. The Connect business unit is a new business unit comprising what was previously reported as Wholesale & International and Technology and Shared Services. In addition to these operating segments, the results of which are reported to Telecom's CEO, there is also a Corporate Centre.
- Telecom has reclassified its comparative segment results to reflect the reorganisation of the business units described above. In addition, reclassifications have been made to take into account customer transfers from Retail to Gen-i, mobile cell site maintenance costs from Retail and Gen-i to Connect and minor transfers to reflect the decentralisation of certain corporate functions to the business units.
- An analysis of Telecom's adjusted results by business unit is set out below, with further details available in a separate Key Performance Indicator (KPI) file on the investor section of Telecom's website.

SIX MONTHS ENDED 31 DECEMBER	2013 NZ$M	2012 NZ$M	Change %
Operating revenue and other gains from continuing operations			
Retail	901	904	(0.3)
Gen-i	643	663	(3.0)
Connect	294	339	(13.3)
Corporate	67	53	26.4
Eliminations	(58)	(54)	(7.4)
Operating revenue and other gains from continuing operations	**1,847**	**1,905**	**(3.0)**
EBITDA from continuing operations			
Retail	328	348	(5.8)
Gen-i	193	202	(4.5)
Connect	(64)	(67)	4.5
Corporate	(5)	(3)	(66.7)
EBITDA from continuing operations	**452**	**480**	**(5.8)**

investor.telecom.co.nz | 15

PERFORMANCE REVIEW FOR THE PERIOD
Key revenue trends
Operating revenue and other gains from continuing operations declined by 3.0% to $1,847 million in H1 FY14 when compared with H1 FY13. The explanation of the decline is as described in the Group commentary, with further detail of trends by business unit as follows:
Retail’s revenues decreased by $3 million, or 0.3%, to $901 million for H1 FY14 due to declines in fixed calling and broadband revenues offset by growth in mobile revenue. Fixed voice revenues declined $24 million driven by a continuation of trends of lower calling revenue. Broadband revenues decreased by $8 million when compared with H1 FY13 due to the impact of rebased broadband pricing. Offsetting the underlying decline were revenues associated with the growth of 28,000 broadband connections. Mobile revenues increased by $32 million due to the growth in the customer base and the popularity of our new open plans contributing to the growth in mobile device sales.
Gen-i revenues decreased by $20 million, or 3.0%, to $643 million for H1 FY14 due to decline in fixed voice and data products, offset by growth in networked ICT and enterprise professional services. Within this result the acquisition of Revera during H2 FY13 added revenue of $26 million this year, while the divestment of Auldhouse in H1 FY14 and Davanti during H2 FY13 resulted in a reduction of $11 million for the current period.
Connect’s revenue decreased by $45 million, or 13.3%, to $294 million in H1 FY14 due to declines in wholesale fixed access and calling revenues resulting from the rebasing of the wholesale pricing and continued downward trend in calling minutes.
Corporate revenue increased by $14 million in H1 FY14 primarily due to Southern Cross dividend income of $43 million being $24 million higher than in H1 FY13, offset by lower insurance recoveries from the Canterbury earthquakes.
16 | Telecom Half Year Report For the period ended 31 December 2013

Key EBITDA trends
Adjusted EBITDA from continuing operations decreased by 5.8% to $452 million in H1 FY14. Key movements by business unit are as follows:
Retail EBITDA decreased by $20 million, or 5.8%, to $328 million for H1 FY14 as cost reductions and mobile margin improvements were more than offset by fixed revenue declines. Labour costs reduced by a further $5 million through operational efficiency programmes. These cost reductions were partially offset by increased mobile and broadband cost of sales due to customer growth in H1 FY14, higher mobile device sales and investment in the brand refresh.
Gen-i EBITDA decreased by $9 million, or 4.5%, to $193 million for H1 FY14 driven mainly by a decline in high-margin telecommunications products and partially offset by continued growth in IT services EBITDA. The divestments of Davanti and Auldhouse and the acquisition of Revera created a net $2 million EBITDA upside for H1 FY14 compared with H1 FY13.
Connect EBITDA improved by $3 million, or 4.5%, to a $64 million loss in H1 FY14. Reduced wholesale revenues were more than offset by a decrease in expenses, driven by a combination of lower labour costs and accommodation and an improvement in services consumed by Chorus.
Corporate EBITDA was relatively stable in H1 FY14 compared with H1 FY13 driven by higher revenues, principally due to increased Southern Cross dividends and lower labour costs due to reduced staff levels, substantially offset by centralised costs associated with the group-wide cost-out programme and a provision taken against a lease receivable.
investor.telecom.co.nz | 17

PERFORMANCE REVIEW FOR THE PERIOD

Capital expenditure

SIX MONTHS ENDED 31 DECEMBER	2013 $M	2012 $M	Change %
Major programmes:			
OTN & Carrier Ethernet	22	14	57.1
Re-engineering	44	8	NM
Mobile network	89	29	206.9
Mobile spectrum	–	54	NM
Total major programmes	**155**	**105**	**47.6**
Operating capital expenditure:			
Southern Cross	10	11	(9.1)
Regulatory	1	2	(50.0)
Other	100	107	(6.5)
Total operating capital expenditure	**111**	**120**	**(7.5)**
Total relating to continuing operations	**266**	**225**	**18.2**
AAPT	27	21	28.6
Total capital expenditure	**293**	**246**	**19.1**

Total capital expenditure for H1 FY14 of $293 million was $47 million, or 19.1%, more than in H1 FY13 and capital expenditure from continuing operations was $41 million, or 18.2%, higher than H1 FY13. This was primarily due to the momentum of key multi-year programmes, in particular Re-engineering, Optical Transport Network (OTN) and Carrier Ethernet and Mobile 4G Long Term Evolution (LTE).

Major programmes

- The Re-engineering work programme continued with an investment of $44 million in H1 FY14, $36 million more than in H1 FY13. This three-year programme will deliver a sustainable step-change in the simplification of Telecom's business operating model.
- FY14 is the second year of investment for the OTN and Carrier Ethernet programme, with an increase of $8 million to $22 million in H1 FY14.
- Mobile network investment in H1 FY14 of $89 million was $60 million more than in H1 FY13, driven by investment in 4G LTE readiness, license renewals and significant equipment purchases.
- Capital expenditure for the 700 MHz spectrum recently purchased at auction will be recognised in H2 FY14. The $54 million invested in H1 FY13 was for the renewal of the 850 MHz cellular spectrum.

Operating capital expenditure

- Capital expenditure on Southern Cross capacity was at a similar level in H1 FY14 to H1 FY13.
- Other operating capital expenditure decreased from $107 million in H1 FY13 to $100 million in H1 FY14. The reduction in spend results from a combination of lower spend in Gen-i Australia, the Retail NGT programme coming to a close and Canterbury earthquake recovery costs in H1 FY13. These decreases were partially offset by additional spend for Revera and a number of significant IT license purchases and upgrades.

Discontinued operations

- AAPT investment of $27 million in H1 FY14 was $6 million higher than it was in H1 FY13 due mainly to higher spend on customer-related capital expenditure.

18 | Telecom Half Year Report For the period ended 31 December 2013

Group cash flow

SIX MONTHS ENDED 31 DECEMBER	2013 $M	2012 $M	Change %
Cash flows from operating activities	202	424	(52.4)
Cash flows from investing activities	(277)	(174)	(59.2)
Cash flows from financing activities	116	(121)	195.9
Foreign exchange movement	(4)	(3)	(33.3)
Net movement in cash	**37**	**126**	**(70.6)**

Cash flows from operating activities

Net cash from operating activities decreased in H1 FY14 by $222 million to $202 million when compared with H1 FY13. Major drivers of this were lower operating revenues reducing cash received from customers and higher payments to suppliers mainly due to one additional month's payment of $76 million falling into H1 FY14 that related to H2 FY13 and the payment of $25 million for Telecom's share of the Telecommunications Development Levy relating to FY12. Additionally, tax payments increased by $45 million with the tax paid in H1 FY13 reduced by refunds that dated back to FY11. These were partially offset by increased dividend receipts of $38 million from Southern Cross.

Cash flows from investing activities

The net cash outflow on investing activities of $277 million in H1 FY14 was $103 million higher than the $174 million outflow in H1 FY13, largely due to a $98 million increase in capital expenditure payments in H1 FY14 due to Telecom's investment in its major capital programmes: OTN and Carrier Ethernet, Re-engineering and its 4G LTE mobile network.

Cash flows from financing activities

Telecom's cash flows from financing activities reflect borrowing activities and dividend payments to shareholders. The net cash inflow for financing activities in H1 FY14 was $116 million, compared with a cash outflow of $121 million in H1 FY13. H1 FY14 includes an increase in bank debt and short-term commercial paper partially offset by the payment of dividends. H1 FY13 included the payment of dividends and the share buyback, partially offset by the issue of new term debt.

investor.telecom.co.nz | 19

PERFORMANCE REVIEW FOR THE PERIOD
Long-term capital management and dividend policy
Long-term capital management
Telecom’s principal sources of liquidity are operating cash flows and external borrowing from established debt programmes and bank facilities. The Telecom Board continues to be committed to Telecom maintaining an ‘A band’ credit rating, and its capital management policies are designed to ensure this objective is met. To that end, Telecom intends to manage its debt levels to ensure that the ratio of net interest-bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.0 times on a long-run basis, which for credit ratings agency purposes equates approximately to debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the rating agencies adjusting for items such as cash in the business and the capitalisation of operating leases.
As at 31 December 2013 Telecom had been assigned a credit rating of A-/Stable by Standard & Poor’s and A3/Stable by Moody’s Investors Service.
FY14 ordinary dividends
Telecom’s intention in FY14 is to pay a minimum dividend of 16.0 cents per share. Accordingly, a dividend of 8.0 cents per share has been declared for H1 FY14. This dividend will be partially imputed at the rate of 2.3333 imputation credits per share (which equates to 75% imputation based on the current corporate tax rate). A supplementary dividend of 1.0588 cents per share will be paid to non-resident shareholders.
First half ordinary dividends
Ordinary shares 8.0 cents
American Depositary Shares1 32.82 US cents
‘Ex’ dividend dates
New Zealand Stock Exchange 19 Mar 2014
Australian Securities Exchange 17 Mar 2014
American Depositary Shares 18 Mar 2014
Record dates
New Zealand Stock Exchange 21 Mar 2014
and Australian Securities
Exchange
American Depositary Shares 20 Mar 2014
Payment dates
New Zealand, Australia 11 Apr 2014
American Depositary Shares 18 Apr 2014
1 Based on an exchange rate at 31 December 2013 of NZ$1.00 to US$0.8206 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.
Dividend Reinvestment Plan
The Dividend Reinvestment Plan has been retained. For the H1 FY14 dividend, shares issued under the Dividend Reinvestment Plan will be issued at the prevailing market price applied to ordinary shares. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the H1 FY14 dividend is 21 March 2014.
20 | Telecom Half Year Report For the period ended 31 December 2013

FINANCIAL
STATEMENTS
Condensed consolidated interim financial statements 22
Notes to the condensed consolidated interim financial statements 28
Auditors’ review report 40
Auditor’s Independence Declaration 41

FINANCIAL STATEMENTS

Condensed consolidated interim income statement

For the six months ended 31 December 2013

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NOTES	SIX MONTHS ENDED 31 DECEMBER 2013 UNAUDITED NZ$	SIX MONTHS ENDED 31 DECEMBER 2012 UNAUDITED NZ$	YEAR ENDED 30 JUNE 2013 AUDITED NZ$
Operating revenues and other gains – continuing operations				
Fixed		969	1,067	2,067
Mobile		492	465	921
IT services		276	269	530
Other operating revenue	3	102	88	189
Other gains	4	8	16	28
		1,847	**1,905**	**3,735**
Operating expenses – continuing operations				
Labour		(266)	(321)	(577)
Intercarrier costs		(342)	(362)	(704)
Other operating expenses	5	(787)	(742)	(1,458)
Other expenses	4	–	–	(84)
Asset impairments	4	–	–	(38)
Depreciation		(129)	(130)	(260)
Amortisation		(98)	(98)	(199)
		(1,622)	**(1,653)**	**(3,320)**
Finance income		15	15	32
Finance expense		(32)	(37)	(74)
Net earnings before income tax – continuing operations		**208**	**230**	**373**
Income tax expense		(61)	(62)	(103)
Net earnings from continuing operations		**147**	**168**	**270**
Net earnings from discontinued operation held for sale	8	20	(5)	(32)
Net earnings for the period		**167**	**163**	**238**
Net earnings attributable to equity holders of the Company		166	162	236
Net earnings attributable to non-controlling interest		1	1	2
		167	**163**	**238**
Basic and diluted net earnings per share (in cents)		9	9	13
Basic and diluted earnings per share from continuing operations (in cents)		8	9	14
Basic and diluted earnings per share from discontinued operations (in cents)		1	–	(1)
Weighted average number of ordinary shares outstanding (in millions)		1,820	1,851	1,845

See accompanying notes to the financial statements.

22 | Telecom Half Year Report For the period ended 31 December 2013

Condensed consolidated statement of comprehensive income
For the six months ended 31 December 2013
SIX MONTHS ENDED YEAR ENDED
31 DECEMBER 30 JUNE
2013 2012 2013
UNAUDITED UNAUDITED AUDITED
(DOLLARS IN MILLIONS) NZ$ NZ$ NZ$
Net earnings for the period 167 163 238
Other comprehensive income/(loss)1:
Items that will not be reclassified to profit or loss:
Revaluation of long-term investments2 51 (1) 22
Items that may be reclassified to profit or loss:
Translation of foreign operations (30) (7) (26)
Reclassified to income statement on disposal of foreign operation - (6) (6)
Cash flow hedges 4 2 6
Other comprehensive income/(loss) for the period 25 (12) (4)
Total comprehensive income for the period 192 151 234
Attributable to equity holders of the Company 191 150 232
Attributable to non-controlling interest 1 1 2
Total comprehensive income for the period 192 151 234
1 Components of other comprehensive income are shown net of tax.
2 Revaluation of long-term investments relates to changes in the share price of Telecom’s investment in Hutchison Telecommunications Australia Limited (Hutchison).
See accompanying notes to the financial statements.
investor.telecom.co.nz | 23

FINANCIAL STATEMENTS

Condensed consolidated statement of changes in equity

For the six months ended 31 December

UNAUDITED (DOLLARS IN MILLIONS)	SHARE CAPITAL NZ$	RETAINED EARNINGS NZ$	HEDGE RESERVE NZ$	SHARE BASED DEFERRED COMPENSATION RESERVE NZ$	REVALUATION RESERVE NZ$	FOREIGN CURRENCY TRANSLATION RESERVE NZ$	TOTAL EQUITY HOLDERS OF THE COMPANY NZ$	NON-CONTROLLING INTEREST NZ$	TOTAL EQUITY NZ$
Balance at 1 July 2013	**899**	**1,012**	**–**	**2**	**(391)**	**(115)**	**1,407**	**6**	**1,413**
Net earnings for the period	–	166	–	–	–	–	166	1	167
Other comprehensive income/(loss)	–	–	4	–	51	(30)	25	–	25
Total comprehensive income for the period	**–**	**166**	**4**	**–**	**51**	**(30)**	**191**	**1**	**192**
Contributions by and distributions to owners:									
Ordinary dividends	–	(145)	–	–	–	–	(145)	–	(145)
Supplementary dividends	–	(13)	–	–	–	–	(13)	–	(13)
Tax credit on supplementary dividends	–	13	–	–	–	–	13	–	13
Dividend reinvestment plan	10	–	–	–	–	–	10	–	10
Issuance of shares under share schemes	–	–	–	1	–	–	1	–	1
Total transactions with owners	**10**	**(145)**	**–**	**1**	**–**	**–**	**(134)**	**–**	**(134)**
Balance at 31 December 2013	**909**	**1,033**	**4**	**3**	**(340)**	**(145)**	**1,464**	**7**	**1,471**
Balance at 1 July 2012	**990**	**1,126**	**(6)**	**7**	**(413)**	**(83)**	**1,621**	**5**	**1,626**
Net earnings for the period	–	162	–	–	–	–	162	1	163
Other comprehensive income/(loss)	–	–	2	–	(1)	(13)	(12)	–	(12)
Total comprehensive income for the period	**–**	**162**	**2**	**–**	**(1)**	**(13)**	**150**	**1**	**151**
Contributions by and distributions to owners:									
Ordinary dividends	–	(204)	–	–	–	–	(204)	–	(204)
Supplementary dividends	–	(20)	–	–	–	–	(20)	–	(20)
Tax credit on supplementary dividends	–	20	–	–	–	–	20	–	20
Dividend reinvestment plan	15	–	–	–	–	–	15	–	15
Issuance of shares under share schemes	8	–	–	(6)	–	–	2	–	2
Shares repurchased	(114)	–	–	–	–	–	(114)	–	(114)
Total transactions with owners	**(91)**	**(204)**	**–**	**(6)**	**–**	**–**	**(301)**	**–**	**(301)**
Balance at 31 December 2012	**899**	**1,084**	**(4)**	**1**	**(414)**	**(96)**	**1,470**	**6**	**1,476**

See accompanying notes to the financial statements.

24 | Telecom Half Year Report For the period ended 31 December 2013

Condensed consolidated statement of changes in equity (continued)

For the year ended 30 June 2013

UNAUDITED (DOLLARS IN MILLIONS)	SHARE CAPITAL NZ$	RETAINED EARNINGS NZ$	HEDGE RESERVE NZ$	SHARE BASED DEFERRED COMPENSATION RESERVE NZ$	REVALUATION RESERVE NZ$	FOREIGN CURRENCY TRANSLATION RESERVE NZ$	TOTAL EQUITY HOLDERS OF THE COMPANY NZ$	NON-CONTROLLING INTEREST NZ$	TOTAL EQUITY NZ$
Balance at 1 July 2012	**990**	**1,126**	**(6)**	**7**	**(413)**	**(83)**	**1,621**	**5**	**1,626**
Net earnings for the period	–	236	–	–	–	–	236	2	238
Other comprehensive income/(loss)	–	–	6	–	22	(32)	(4)	–	(4)
Total comprehensive income/(loss) for the period	**–**	**236**	**6**	**–**	**22**	**(32)**	**232**	**2**	**234**
Contributions by and distributions to owners:									
Ordinary dividends	–	(350)	–	–	–	–	(350)	(1)	(351)
Supplementary dividends	–	(34)	–	–	–	–	(34)	–	(34)
Tax credit on supplementary dividends	–	34	–	–	–	–	34	–	34
Shares repurchased for dividend reinvestment plan	(8)	–	–	–	–	–	(8)	–	(8)
Dividend reinvestment plan	23	–	–	–	–	–	23	–	23
Issuance of shares under share schemes	8	–	–	(5)	–	–	3	–	3
Shares repurchased	(114)	–	–	–	–	–	(114)	–	(114)
Total transactions with owners	**(91)**	**(350)**	**–**	**(5)**	**–**	**–**	**(446)**	**(1)**	**(447)**
Balance at 30 June 2013	**899**	**1,012**	**–**	**2**	**(391)**	**(115)**	**1,407**	**6**	**1,413**

See accompanying notes to the financial statements.

investor.telecom.co.nz | 25

FINANCIAL STATEMENTS
Condensed consolidated statement of financial position
As at 31 December 2013
31 DECEMBER 30 JUNE
2013 2012 2013
UNAUDITED UNAUDITED AUDITED
(DOLLARS IN MILLIONS) NOTES NZ$ NZ$ NZ$
ASSETS
Current assets:
Cash 124 311 118
Short-term derivative assets 6 2 5
Receivables and prepayments 549 714 658
Taxation recoverable 6 26 4
Inventories 70 64 53
Net assets of disposal group held for sale 8 293 - -
Total current assets 1,048 1,117 838
Non-current assets:
Long-term investments 130 56 77
Long-term receivables and prepayments 176 169 159
Long-term derivative assets 7 - 1
Intangible assets 1,034 985 1,071
Property, plant and equipment 11 1,087 1,438 1,347
Total non-current assets 2,434 2,648 2,655
Total assets 3,482 3,765 3,493
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals 560 823 819
Taxation payable 7 6 6
Short-term derivative liabilities 3 3 1
Short-term provisions 30 19 35
Debt due within one year 12 326 405 225
Total current liabilities 926 1,256 1,086
Non-current liabilities:
Deferred tax liability 131 162 146
Long-term derivative liabilities 21 22 22
Long-term payables and accruals 25 27 30
Long-term provisions 14 20 45
Long-term debt 12 894 802 751
Total non-current liabilities 1,085 1,033 994
Total liabilities 2,011 2,289 2,080
Equity:
Share capital 909 899 899
Reserves (478) (513) (504)
Retained earnings 1,033 1,084 1,012
Total equity attributable to equity holders of the Company 1,464 1,470 1,407
Non-controlling interest 7 6 6
Total equity 1,471 1,476 1,413
Total liabilities and equity 3,482 3,765 3,493
See accompanying notes to the financial statements.
26 | Telecom Half Year Report For the period ended 31 December 2013

Condensed consolidated statement of cash flows

For the six months ended 31 December 2013

		SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
		2013 UNAUDITED	2012 UNAUDITED	2013 AUDITED
(DOLLARS IN MILLIONS)	NOTES	NZ$	NZ$	NZ$
Cash flows from operating activities				
Cash received from customers		1,964	2,098	4,164
Interest income		13	13	28
Dividend income		57	19	42
Payments to suppliers and employees		(1,727)	(1,644)	(3,202)
Income tax paid		(77)	(32)	(79)
Interest expense		(28)	(30)	(68)
Net cash flows from operating activities	7	**202**	**424**	**885**
Cash flows from investing activities				
Sale of property, plant and equipment		1	9	8
Insurance proceeds		8	20	25
Insurance proceeds paid to Chorus		–	(10)	(10)
Sale/(purchase) of business		3	(5)	(91)
Sale/(purchase) of long-term investments		(3)	1	2
Purchase of property, plant and equipment and intangibles		(283)	(185)	(389)
Capitalised interest paid		(3)	(4)	(7)
Net cash flows from investing activities		**(277)**	**(174)**	**(462)**
Cash flows from financing activities				
Proceeds from long-term debt		390	350	650
Repayment of long-term debt		(253)	(150)	(712)
Proceeds from short-term debt		565	276	509
Repayment of short-term debt		(466)	(282)	(489)
Dividends paid		(135)	(190)	(327)
Payments on finance leases		(2)	(4)	(6)
Receipts on finance leases		15	13	29
Share repurchase – buyback		–	(134)	(134)
Share repurchase – dividend reinvestment plan			–	(8)
Proceeds from derivatives		2	–	–
Net cash flows from financing activities		**116**	**(121)**	**(488)**
Net cash flow		41	129	(65)
Opening cash position		118	185	185
Foreign exchange movement		(4)	(3)	(2)
Closing cash position		**155**	**311**	**118**
Comprising:				
Cash held by discontinued operations	8	31	–	–
Cash held by continuing operations		**124**	**311**	**118**
Closing cash position		**155**	**311**	**118**

See accompanying notes to the financial statements.

investor.telecom.co.nz | 27

FINANCIAL STATEMENTS
Notes to the condensed consolidated interim financial statements
Note 1 Financial statements
The condensed consolidated interim financial statements of Telecom Corporation of New Zealand Limited (the Company) together with its subsidiaries and associates (Telecom), as at and for the six months ended 31 December 2013, have been prepared in accordance with the New Zealand equivalent to International Accounting Standard No. 34: ‘Interim Financial Reporting’, and Generally Accepted Accounting Practice in New Zealand (NZ GAAP).
Telecom Corporation of New Zealand Limited is a profit-oriented company registered in New Zealand under the Companies Act 1993 and is an issuer for the purposes of the Financial Reporting Act 1993. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2013. The preparation of interim financial statements also requires management to make judgements, estimates and assumptions. Telecom has been consistent in applying the judgements, estimates and assumptions adopted in the annual report for the year ended 30 June 2013. Critical accounting policies are the same as those set out in the annual report for the year ended 30 June 2013. On 9 December 2013 Telecom announced that it had entered into a binding agreement to sell AAPT for A$450 million to TPG Telecom Limited, with the transaction anticipated to be completed in late February 2014. In accordance with NZ IFRS 5 Non-current assets held for sale and discontinued operations, AAPT has been classified as a discontinued operation held for sale. As such, Telecom’s income statement discloses the net earnings from AAPT as earnings from discontinued operations. The net assets and liabilities of AAPT have been presented separately in current assets in the statement of financial position.
Additionally, Telecom is in active discussions for the sale of its 60% shareholding in Telecom Cook Islands Limited. The sale is considered highly probable at 31 December 2013. Accordingly, the assets and liabilities of Telecom Cook Islands are classified separately as held for sale on the statement of financial position.
At 31 December 2013 Telecom has negative working capital excluding the net assets of the disposal group held for sale. Telecom has sufficient borrowing facilities in order to meet current obligations as they fall due.
Telecom has reclassified the comparative segment results to reflect changes in the business unit structures and changes in accountabilities for managing revenues and costs. These revenues and costs are now directly recognised in the relevant business unit. There is no change to the overall Group reported result as a result of these changes. Certain other comparative information has also been reclassified to conform to the current period’s presentation.
The presentation currency of these condensed consolidated financial statements is New Zealand dollars, which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars.
References to ‘A$’ are to Australian dollars. All financial information has been rounded to the nearest million, unless otherwise stated. These condensed consolidated interim financial statements were approved by the Board of Directors on 21 February 2014 and are unaudited. However, the results for the year ending and as at
30 June 2013, excluding the segmental reclassifications referred to above, have been extracted from the Group’s audited financial statements in the annual report for the year ended
30 June 2013. The annual report is available on Telecom’s website: http://investor.telecom.co.nz.
28 | Telecom Half Year Report For the period ended 31 December 2013

Note 2 Segmental reporting

Telecom's segments comprise Retail, Gen-i, Connect, and AAPT.

Segmental information for the six months ended 31 December 2013

UNAUDITED	RETAIL	GEN-i	CONNECT	AAPT*	TOTAL
(DOLLARS IN MILLIONS)	NZ$	NZ$	NZ$	NZ$	NZ$
Fixed	516	229	224	217	1,186
Mobile	372	115	5	2	494
IT services	1	273	1	–	275
Other operating revenue	12	3	40	2	57
Other gains	–	3	–	–	3
Internal revenue	–	20	24	14	58
Total operating revenue and other gains	**901**	**643**	**294**	**235**	**2,073**
Segment result	**328**	**193**	**(64)**	**55**	**512**

* AAPT is a discontinued operation held for sale

Segmental information for the six months ended 31 December 2012

UNAUDITED	RETAIL	GEN-i	CONNECT	AAPT*	TOTAL
(DOLLARS IN MILLIONS)	NZ$	NZ$	NZ$	NZ$	NZ$
Fixed	547	255	265	235	1,302
Mobile	340	120	5	3	468
IT services	1	266	1	–	268
Other operating revenue	15	4	47	3	69
Other gains	–	–	–	1	1
Internal revenue	1	18	21	21	61
Total operating revenue and other gains	**904**	**663**	**339**	**263**	**2,169**
Segment result	**348**	**202**	**(67)**	**36**	**519**

* AAPT is a discontinued operation held for sale

Segmental information for the year ended 30 June 2013

AUDITED	RETAIL	GEN-i	CONNECT	AAPT*	TOTAL
(DOLLARS IN MILLIONS)	NZ$	NZ$	NZ$	NZ$	NZ$
Fixed	1,077	494	496	468	2,535
Mobile	674	236	11	5	926
IT services	2	523	2	–	527
Other operating revenue	27	8	90	4	129
Other gains	–	2	5	1	8
Internal revenue	1	44	47	37	129
Total operating revenue and other gains	**1,781**	**1,307**	**651**	**515**	**4,254**
Segment result	**700**	**402**	**(114)**	**74**	**1,062**

* AAPT is a discontinued operation held for sale

investor.telecom.co.nz | 29

FINANCIAL STATEMENTS

The segment results disclosed are based on those reported to Telecom's CEO and are how Telecom analyses its business results. Segment results are measured based on net earnings before depreciation, amortisation, other gains and expenses not allocated to segments, finance income and expenses, associates' profit/losses and income taxation expense. None of these other items are assessed on a segment basis by Telecom's CEO.

Internal revenue also includes revenue for the continuing Group earned from discontinued operations and revenue for discontinued operations earned from the continuing Group.

Reconciliation from segment result to earnings before income tax

		SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
		2013 UNAUDITED	2012 UNAUDITED	2013 AUDITED
(DOLLARS IN MILLIONS)	NOTES	NZ$	NZ$	NZ$
Segment result		512	519	1,062
AAPT (discontinued operation held for sale)		(55)	(36)	(74)
Net result of Corporate revenue and expenses		(5)	(3)	(13)
Impairment and restructuring expenses not allocated to segments	4	–	–	(101)
Depreciation		(129)	(130)	(260)
Amortisation		(98)	(98)	(199)
Finance income		15	15	32
Finance expense		(32)	(37)	(74)
Net earnings before income tax – continuing operations		**208**	**230**	**373**

Note 3 Other operating revenue

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
	2013 UNAUDITED	2012 UNAUDITED	2013 AUDITED
(DOLLARS IN MILLIONS)	NZ$	NZ$	NZ$
Dividend income	43	19	56
Sale of equipment	3	4	8
Miscellaneous other	56	65	125
	102	**88**	**189**

Dividend income includes dividends received from Pacific Carriage Holdings Limited and Southern Cross Cables Holdings Limited, related parties by way of Telecom's 50% shareholding in these companies.

30 | Telecom Half Year Report For the period ended 31 December 2013

Note 4 Other gains & other expenses
SIX MONTHS ENDED YEAR ENDED
31 DECEMBER 30 JUNE
2013 2012 2013
UNAUDITED UNAUDITED AUDITED
(DOLLARS IN MILLIONS) NZ$ NZ$ NZ$
Other gains
Gain on sale 3 - 2
Settlement on insurances 5 10 15
Various resolutions and settlements with supplier - - 5
Gain on winding up of foreign operation - 6 6
8 16 28
Other expenses
Natural disaster costs - - 9
Restructuring costs - - 75
- - 84
Asset impairments
Related to restructuring - - 26
Other - - 12
- - 38
Other gains in the six months ended 31 December 2013 of $8 million included $3 million gain on the sale of Auldhouse and $5 million (net) received from insurers in relation to the February 2011 Canterbury earthquake claim.
Other gains in the six months ended 31 December 2012 of $16 million included a $6 million gain on winding up of a foreign operation and $10 million (net) received from insurers in relation to the February 2011 Canterbury earthquake claim. Other gains in the year ended 30 June 2013 of $28 million included a $2 million gain on the sale of the Davanti Consulting business, $15 million received from insurers in relation to the February 2011 Canterbury earthquake claim, a $5 million gain relating to various resolutions and settlements reached with a supplier and $6 million gain on winding up of a foreign operation.
Other expenses in the year ended 30 June 2013 of $84 million included $9 million incremental costs in relation to the February 2011 Canterbury earthquake and $75 million of restructuring costs associated with the implementation of Telecom’s new strategy.
Asset impairments in the year ended 30 June 2013 of $38 million included $26 million of impairments of assets directly associated with the implementation of Telecom’s new strategic direction and $12 million of other asset impairments relating to assets whose future economic benefit was assessed as being lower than the assets’ carrying values.
investor.telecom.co.nz | 31

FINANCIAL STATEMENTS

Note 5 Other operating expenses

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
	2013 UNAUDITED	2012 UNAUDITED	2013 AUDITED
(DOLLARS IN MILLIONS)	NZ$	NZ$	NZ$
Direct costs	44	42	69
Mobile acquisitions, upgrades and dealer commissions	193	175	338
Procurement and IT services	161	156	319
Broadband and internet	133	121	248
Computer costs	38	39	74
Advertising promotions and communications	44	39	71
Accommodation and co-location	43	51	108
Bad debts	16	6	14
Field service costs	17	25	39
Other expenses	98	88	178
	787	**742**	**1,458**

Note 6 Dividends and equity

Dividends paid

During the period Telecom paid a dividend relating to the six months ended 30 June 2013 of $145 million representing 8 cents per share. The dividend was partially imputed (at a ratio of 21/72), which equates to 75% imputation based on the corporate income tax rate. In addition, a supplementary dividend of approximately $13 million was paid to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom receives a tax credit from Inland Revenue equivalent to the amount of supplementary dividend paid.

Declaration of dividend

On 21 February 2014 the Board of Directors approved the payment of a dividend for the half year of $146 million, representing 8 cents per share. This dividend will be partially imputed (at a ratio of 21/72), which equates to 75% imputation based on the current corporate income tax rate. In addition, a supplementary dividend of approximately $13 million (1.0588 cents per share) will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from Inland Revenue equivalent to the amount of supplementary dividends paid.

Shares issued in lieu of dividends

In respect of the six months ended 31 December 2013, 4,334,617 shares with a total value of $10 million were issued in lieu of a cash dividend (six months ended 31 December 2012: 6,493,423 shares with a total value of $15 million; year ended 30 June 2013: 9,793,591 shares with a total value of $23 million).

32 | Telecom Half Year Report For the period ended 31 December 2013

Note 7 Reconciliation of net earnings to net cash flow from operating activities
SIX MONTHS ENDED YEAR ENDED
31 DECEMBER 30 JUNE
2013 2012 2013
UNAUDITED UNAUDITED AUDITED
(DOLLARS IN MILLIONS) NZ$ NZ$ NZ$
Net earnings for the period 167 163 238
Adjustments to reconcile net earnings to net cash flow from operating activities:
Depreciation and amortisation 263 269 539
Bad and doubtful accounts 17 8 21
Deferred income tax (16) (6) (26)
Net insurance proceeds (8) - -
Gain on winding up of foreign operations - - (6)
Net insurance proceeds (included in investing cash flows) - (10) (15)
Asset impairments - - 38
Other 6 (13) -
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items (18) (1) 58
Increase in inventories (20) (15) (4)
Decrease in current taxation receivable - 36 49
Decrease in accounts payable and related items (189) (7) (7)
Net cash flow from operating activities 202 424 885
The reconciliation above is shown inclusive of the cash flows from discontinued operations.
investor.telecom.co.nz | 33

FINANCIAL STATEMENTS
Note 8 Discontinued operations held for sale
The Group income statement and comparatives have been re-presented to show the AAPT results to
31 December 2013 as a discontinued operation held for sale, separately from Telecom’s continuing operations. The discontinued operation held for sale results for the periods presented in the income statement are as follows:
SIX MONTHS ENDED YEAR ENDED
31 DECEMBER 30 JUNE
2013 2012 2013
UNAUDITED UNAUDITED AUDITED
(DOLLARS IN MILLIONS) NZ$ NZ$ NZ$
Results of discontinued operation held for sale
Revenues 235 263 515
Expenses (215) (268) (547)
Net earnings for the period 20(5)(32)
The results of the continuing and discontinued operations set out above and in the condensed consolidated income statement are shown at a gross amount to include transactions between AAPT and the continuing operations of the Telecom Group, as this is reflective of the anticipated presentation of operating results going forward.
The cash flows of the discontinued operation held for sale are as follows:
SIX MONTHS ENDED YEAR ENDED
31 DECEMBER 30 JUNE
2013 2012 2013
UNAUDITED UNAUDITED UNAUDITED
(DOLLARS IN MILLIONS) NZ$ NZ$ NZ$
Net cash flows from operating activities 28 28 73
Net cash flows from investing activities (27) (26)(49)
Net cash flows from financing activities - -(35)
Net cash flows from discontinued operation held for sale 1 2(11)
34 | Telecom Half Year Report For the period ended 31 December 2013

The carrying value of assets and liabilities of discontinued operations held for sale are:
AS AT 31 DECEMBER 2013
(DOLLARS IN MILLIONS) NZ$
AAPT statement of net assets held for sale
ASSETS
Current assets held for sale:
Cash 30
Receivables and prepayments 80
Inventories 3
Total current assets held for sale 113
Non-current assets held for sale:
Intangible assets 26
Property, plant and equipment 254
Non-current assets held for sale 280
Total assets held for sale 393
LIABILITIES AND EQUITY
Current liabilities held for sale:
Accounts payable and accruals 89
Non-current liabilities held for sale:
Long-term derivative liabilities 26
Total liabilities held for sale 115
Net AAPT assets held for sale 278
Telecom Cook Islands net assets held for sale* 15
Net assets of discontinued operations held for sale 293
* Includes $1 million of cash.
investor.telecom.co.nz | 35

FINANCIAL STATEMENTS
Note 9 Contingencies
Effect of outstanding claims
Telecom has ongoing claims, investigations and inquiries, none of which it currently believes are expected to have significant effect on the financial position or profitability of Telecom. Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of these outstanding claims or inquiries is ultimately resolved against Telecom’s interests. There can be no assurance that such litigation or inquiries will not have a significant effect on Telecom’s business, financial position, results of operations or profitability.
Commitments
At 31 December 2013 capital expenditure amounting to $82 million (31 December 2012: $101 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network equipment. Additionally, Telecom successfully bid $66 million for three lots of 2x5 MHz of 700 MHz spectrum in October 2013 and a further $83 million in January 2014 for a fourth lot of spectrum. The acquisition of this final lot is subject to Commerce Commission approval. Following the Commission’s decision on this acquisition there will be an assignment auction round to determine the location of all successful bidders’ spectrum blocks within the 700 MHz band. As a condition of purchasing 2x20 MHz of this spectrum, Telecom will be required to deploy 700 MHz services on at least 300 of its rural cell sites and deploy a minimum of 10 new cell sites in each of the first five years of the spectrum licence.
Note 10 Significant events after balance date
As described in Note 6 Telecom has declared a dividend in respect of the six months ended
31 December 2013.
Note 11 Property plant and equipment
Telecom has $112 million of additions to property, plant and equipment for the six months ended
31 December 2013 ($83 million for the six months ended 31 December 2012 and $170 million for the year ended 30 June 2013).
36 | Telecom Half Year Report For the period ended 31 December 2013

Note 12 Current and long-term debt

(DOLLARS IN MILLIONS)	SIX MONTHS ENDED 31 DECEMBER 2013 UNAUDITED NZ$	SIX MONTHS ENDED 31 DECEMBER 2012 UNAUDITED NZ$	YEAR ENDED 30 JUNE 2013 AUDITED NZ$
Short-term debt	227	90	122
EMTN	81	79	79
TeleBonds	223	539	226
Bank funding	440	250	300
Domestic notes	250	250	250
Unamortised discount	(1)	(1)	(1)
Total debt	**1,220**	**1,207**	**976**
Debt due within one year	326	405	225
Debt due greater than one year	894	802	751
Total debt	**1,220**	**1,207**	**976**

See note 22 of Telecom's annual report for the year ended 30 June 2013 for further details on the Group's other debt facilities, the material terms of which are unchanged at 31 December 2013.

Note 13 Investment in associate companies

Telecom's investment in associate companies consists of:

	COUNTRY	OWNERSHIP	PRINCIPAL ACTIVITY
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company

During the period Telecom invested $2 million for a 16% stake in Vigil Wireless Sensor Technologies Limited, a medical monitoring company. There is provision in the agreement on reaching certain milestones to increase this investment by a further $3 million increasing the Telecom shareholding to 40%.

investor.telecom.co.nz | 37

FINANCIAL STATEMENTS

Note 14 Financial instruments

Telecom has carried out a fair assessment of its financial assets and liabilities for 31 December 2013 in accordance with NZ IFRS 13 Fair Value Measurement.

Fair value of financial instruments

Financial instruments are either carried at amortised cost, less any provision for impairment, or fair value. The only significant variances between instruments held at amortised cost and their fair value relates to long-term debt.

The table below categorises Telecom's financial assets and liabilities, including discontinuing operations that are measured at fair value by the significance of the inputs used in making the measurements, as prescribed in NZ IFRS 7 Financial Instruments Disclosures:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (ie, as prices) or indirectly (ie, derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL[2]
(DOLLARS IN MILLIONS)	NZ$	NZ$	NZ$	NZ$
Financial assets				
Cash	155	–	–	155
Short-term derivative assets	–	6	–	6
Long-term derivative assets	–	7	–	7
Long-term investments[1]	125	–	4	129
	280	**13**	**4**	**297**
Financial liabilities				
Short-term derivative liabilities	–	(3)	–	(3)
Long-term derivative liabilities	–	(21)	–	(21)
	–	**(24)**	**–**	**(24)**

1 Excludes associates and Government stock.
2 The fair value of the above financial instruments equals their carrying value in the statement of financial position.

38 | Telecom Half Year Report For the period ended 31 December 2013

Transfers
There have been no transfers between categories during the period. Reconciliation of Level 3 fair value measurements of financial assets:
2013
(DOLLARS IN MILLIONS) NZ$
Long-term investment in TMT & VIGIL
Balance at 1 July 2013 2
Investment in Vigil 2
Balance at 31 December 2013 4
Sensitivity
Due to the size of the TMT Ventures (TMT) and Vigil investments, any sensitivity around the valuation inputs is considered to be immaterial.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Long-term investments
At 31 December 2013 Telecom had quoted and unquoted investments. The quoted investments have standard terms and conditions and are traded in active markets. Telecom measures its investment in Hutchison and in TMT at fair value and, due to the strategic nature of the investments held, Telecom has elected to carry these investments at fair value through other comprehensive income. Telecom has chosen to measure the fair value of Hutchison under NZ IFRS 9 Financial Instruments using the observable market share price. TMT’s fair value is based on the latest available fund manager’s report. Vigil’s fair value is based on the initial investment cost.
Cross-currency interest rate swaps, interest rate swaps and forward exchange contracts
Fair values are estimated on the basis of the quoted market prices of these instruments. If a listed market price is unavailable, then fair value is estimated by using a valuation model involving discounted future cash flows of the derivative, using the applicable forward price curve (for the relevant interest rate, foreign exchange rate or commodity price) and discount rate. The fair value is adjusted for the credit component within the instruments.
Cash
The carrying amounts of these balances are approximately equivalent to their fair value because of the short term to maturity.
investor.telecom.co.nz | 39

FINANCIAL STATEMENTS
Auditors’ review report
KPMG
To the shareholders of Telecom Corporation of New Zealand Limited
We have completed a review of the interim financial statements on pages 22 to 39 in accordance with the Review Engagement Standard RS-1 issued by the External Reporting Board. The financial statements provide information about the past financial performance of Telecom Corporation of New Zealand Limited and its subsidiaries (“the Group”) and its financial position as at 31 December 2013.
Directors’ responsibilities
The Directors of Telecom Corporation of New Zealand Limited are responsible for the preparation of interim financial statements which give a true and fair view of the financial position of the Group as at 31 December 2013 and the results of its operations and cash flows for the six month period ended on that date.
Reviewers’ responsibilities
It is our responsibility to express an independent opinion on the interim financial statements presented by the Directors and report our opinion to you.
Basis of opinion
A review is limited primarily to enquiries of company personnel and analytical review procedures applied to the financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Our firm has also provided other services to the company in relation to other assurance related services and taxation. Subject to certain restrictions, partners and employees of our firm may also deal with the company on normal terms within the ordinary course of trading activities of the business of the company. These matters have not impaired our independence as auditors of the company. The firm has no other relationship with, or interest in, the company.
Review opinion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements on pages 22 to 39 do not give a true and fair view of the financial position of the Group as at
31 December 2013 and the results of its operations and cash flows for the six month period ended on that date in accordance with NZ IAS 34 Interim Financial Reporting.
Our review was completed on 21 February 2014 and our opinion is expressed as at that date.
KPMG
Auckland
40 | Telecom Half Year Report For the period ended 31 December 2013

Lead Auditor’s Independence Declaration under
Section 307c of the Corporations Act 2001 to the directors of Telecom Corporation of New Zealand Limited
KPMG
I declare that to the best of my knowledge and belief, in relation to the review for the six months ended
31 December 2013 there have been:
(i) No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and (ii) No contraventions of any applicable code of professional conduct in relation to the review.
KPMG
KPMG
Malcolm Downes
Partner Auckland
21 February 2014
investor.telecom.co.nz | 41

APPENDIX
Forward-looking statements and disclaimer
This interim report may include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management, as well as on assumptions made by management and information currently available at the time such statements were made.
These forward-looking statements may be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this report that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this interim report. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions and the regulatory environment in New Zealand and Australia, competition in the markets in which Telecom operates, risks related to the sharing arrangements with Chorus, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the US Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.
The securities referred to in this report have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration or to any person to whom it would not be lawful outside Australia and New Zealand.
42 | Telecom Half Year Report For the period ended 31 December 2013

Non-GAAP financial measures
Telecom results are reported under IFRS. This interim report includes non-GAAP financial measures that are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:
1. EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.
2. Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.
3. Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.
4. Average Revenue per User (ARPU). Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.
5. Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.
Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.
investor.telecom.co.nz | 43

Shareholder inquiries/contact details
Telecom is a company incorporated with limited liability under the New Zealand Companies Act 1993 and domiciled in New Zealand (Companies Office registration number 328287 and ARBN number 050 611 277).
Registered office
Level 2
Telecom Place
167 Victoria Street West
Auckland 1010
Principal administrative office in Australia
Level 23
680 George Street
Sydney NSW 2000
Ph +61 2 9009 9009
Company secretary
Silvana Roest
New Zealand registry
Computershare Investor Services Limited
Private Bag 92119
Auckland 1142
Ph +64 9 488 8777
Fax +64 9 488 8787
New Zealand Toll Free 0800 737 100
Email: enquiry@computershare.co.nz Website: www.computershare.co.nz
Australian registry
Computershare Investor Services Pty Limited
GPO Box 3329, Melbourne
VIC 3001, Australia
Ph +61 3 9415 4083
Australia Freephone: 1 800 501 366 Fax +61 3 9473 2500
Email: enquiry@computershare.co.nz Website: www.computershare.co.nz
United States registry
Details for Depositary Receipts, Transfer Agent, and Registrar
BNY Mellon Depositary Receipts
P.O. Box 43006
Providence, RI 02940-3006
United States
Toll Free phone number for United States domestic calls:
+1 888 BNY ADRS (+1 888 269 2377)
Number for international calls:
+1 201 680 6825
Email: shrrelations@bnymellon.com Website: www.bnymellon.com/shareowner
Shareholder inquiries
Shareholder inquiries about Telecom’s operating and financial performance should be emailed to investor-info@telecom.co.nz or addressed to: GM Corporate Finance
Telecom New Zealand Limited
Private Bag 92028
Auckland 1142
New Zealand
Contact phone numbers
Australia 1800 123 350
Canada 1800 280 0398
Hong Kong 800 962 867
New Zealand 0800 737 500
Singapore 800 641 1013
United Kingdom 0800 960 283
United States 1800 208 2130
For more information http://investor.telecom.co.nz investor.telecom.co.nz ARBN 050 611 277
44 | Telecom Half Year Report For the period ended 31 December 2013

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telecomnz
investor.telecom.co.nz
ARBN 050 611 277

MEDIA RELEASE

21 February, 2014

TELECOM FY14 HALF YEAR RESULTS

GATHERING MOMENTUM ON EXECUTION OF STRATEGY

CHANGING NAME AND LAUNCHING NEW INTERNET TV BUSINESS

Telecom announced today a flat net profit after tax of NZ$167 million for the half year ending 31 December 2013.

Chairman Mark Verbiest said Telecom has been focused for nearly a year now on a clear long-term strategy and is gathering momentum in its execution.

“Over the last year we have moved quickly and decisively, putting several critical foundations in place and making a number of bold market moves.

“We have gained greater traction on our cost competitiveness, increasing the projected free cash flow benefits we believe will be generated by our Turnaround Programme, a centrally-driven series of business improvement initiatives.

“Our investments in revamping our mass market brands, Telecom and Skinny, have delivered greater cut-through in key markets. This has given us the conviction to move beyond the Telecom name, and better reflect our digital services capability and future focus. Later this year, we intend to change our company name and core customer brands to Spark.”

Earnings for the Group were flat, while underlying lead indicators and revenue performance, especially in mobile, were encouraging. However as expected the ongoing market decline in legacy fixed data and voice, together with the strategic choices made during FY13 to put market share outcomes ahead of short-term financial performance, has continued to impact earnings in New Zealand.

“We expect to see the positive lead indicators from the half year begin to flow more into our financial results from the second half onwards and into the 2015 financial year,” said Mr Verbiest.

Total operating revenues from continuing operations declined 3.0% to NZ$1,847 million, largely attributable to a 9.2% decline in fixed line revenues. Strong mobile performance saw mobile revenue up 5.8%, partially offsetting the fixed revenue decline. Operating costs for continuing operations fell 2.1% largely due to ongoing cost reduction initiatives, particularly labour costs. These initiatives were offset by cost growth associated with increased customer numbers and data volumes.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) from continuing operations were down 5.8% while net earnings from continuing operations were down 12.5%.

Capital expenditure for continuing operations was up 18.2% to NZ$266 million, reflecting the significant investment in the first half of the year in networks, products and services. Major capital expenditure items included; an ongoing re-engineering programme, upgrade of the core data transport network, and mobile network investment particularly in 4G LTE.

As the previous year’s price-downs in broadband and wholesale are overtaken, the effect is expected to help moderate the rate of decline in legacy fixed revenues in the second half of the financial year.

The Directors have declared a half-year dividend of 8 cents per share, and an intention to pay a minimum of 16 cents per share for the full year. Directors also outlined an aspiration to sustainably increase ordinary dividends over time as the projected improved cash flow performance materialises.

Chief Executive Simon Moutter said that other moves being made in the market are also giving the company additional confidence.

“We’ve continued to make huge investments in New Zealand’s digital networks, launching 4G mobile underpinned by a brand-new core data transport network, building more data centre capability and committing to a leadership position in 700MHz spectrum. We have sold the AAPT business in Australia to focus all our efforts on getting it right for New Zealand customers.”

“There has also been investment in the digital services so essential to future growth. Notably, we have decided to enter the internet TV market, with a standalone and high-quality internet TV brand, ShowmeTV, to be launched later in the year.”

“We are pleased with our progress to date. We are working hard to become a fast, agile retailer, focused on winning customers. Future oriented. Competitive. Relevant to all New Zealanders. Willing to make bold moves. There’s real momentum building, for our customers and for us.”

H1 FY14 operational overview

Gen-i has continued to leverage its leadership position in data, mobility and Cloud services to help business and government clients unleash their full potential in a digital world. During the first half, plans were announced to build new greenfield data centres in Auckland and Wellington and a new data centre was opened in Christchurch, further strengthening data hosting capabilities following the acquisition of Revera last year.

Gen-i also won a multi-year contract with the Government’s Network for Learning initiative to build a fast and modern online educational platform for New Zealand schools to maximise the digital learning opportunities created by the ultra-fast broadband (UFB) rollout.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Last year the mass-market Telecom retail brand was revitalised with a new look and the network of Business Hubs for small and medium business customers was relaunched. These moves have shown an immediate impact in increased sales, foot traffic and positive customer feedback. Digital customer self-service options were also significantly expanded, including the launching of a new Telecom App that has already attracted over 60,000 downloads, and a significant growth in customer take-up of My Telecom and e-billing options.

Telecom has also committed $149 million to four lots (2 x 20MHz) of newly available 700 MHz band radio spectrum to become the biggest player. This will make possible faster and better 4G mobile coverage for less populated parts of New Zealand. This asset has not yet been paid for as the auction process is still under way. The Commerce Commission is deciding on whether or not the purchase of the 4th lot can proceed, which will be followed by an auction round to determine the allocation of positions in the band.

An ongoing programme to re-engineer the IT stack for the business has also progressed well, with the first release of IT improvements on target for the second half of this financial year. This first release, focused on pre-paid mobile, will deliver significant system capability enhancements and improve customer experience, especially across digital channels.

Telecom Digital Ventures, the innovation focused business unit, has continued to develop its portfolio of growth oriented initiatives. This includes a nationwide WiFi network, primarily using revamped phone booths, which now has over 900 hotspots and 300,000 registered users, giving people better connections when out and about and enhancing the value of mobility solutions for business clients.

Mr Moutter said, “Later this year, we will launch ShowmeTV, our new internet TV business. The migration of entertainment to the internet is creating significant disruption to current broadcast TV business models and real opportunities for new online businesses. The rapid growth of better broadband via fibre and VDSL means watching TV via streaming over the internet is now a much more viable option for New Zealanders. We believe the time is right to enter this market and provide New Zealanders with exciting new choices when it comes to watching video entertainment.”

Outlook

Mr Moutter said the first half results demonstrate a pace and level of change he believes is unparalleled in a large New Zealand business over the last decade.

“We don’t intend to slow down. We will continue to address our cost base and strengthen our organisational performance. We will focus even harder on becoming more relevant to customers and to modern New Zealand, particularly as we continue our intended transition to Spark.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

“We anticipate an improved performance in the second half of this financial year, with broadband revenues beginning to stabilise, mobile growth continuing and our Turnaround Programme delivering tangible free cash flow improvements.”

As a result, adjusted EBITDA from continuing operations for the full year is expected to be in the range of NZ$925 million to $945 million, excluding the sale of AAPT and rebranding costs.

With a lot of the essential network investment for the strategic repositioning of the business already made or committed, capital expenditure from continuing operations for the full year is expected to be NZ$450 to NZ$460m, excluding spectrum, with the capex envelope tightening further in the FY15 to FY17 period.

Mr Moutter concluded, “There is a lot more hard work to come. We’ve got plenty to do to complete our strategic shift and stretch our leadership in data connectivity as well as regain the top spot in the mobile market. And all the while, customer needs will continue to evolve as digital life becomes a reality. But we are convinced we are on the right pathway. We’re committed to this course and to playing a major role in New Zealand’s digital future.”

- ENDS –

For media queries, please contact:

Richard Llewellyn

Head of Corporate Communications

+64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Corporate Finance

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

telecomnz
Telecom H1 FY14 Financial Results
Mark Verbiest Chairman
Simon Moutter Chief Executive
Chris Quin Retail CEO
Tim Miles Gen-i CEO
Jolie Hodson CFO
H1 FY14 Financial Results

telecomnz
AGENDA
H1 Snapshot
Delivering on our Strategy
Key BU Snapshots
Key Financial Results
Looking Ahead

telecomnz
H1 SNAPSHOT
Executing quickly and decisively against a clear strategy
- Momentum building with number of significant moves made during the six month period and with more to come this year
- Growing confidence our strategy will deliver intended long-term benefits
Group operating earnings maintained
- Improved performance by AAPT pivotal to excellent sale price
- NZ earnings down as expected, reflecting ongoing legacy decline and impact of strategic choices made in FY13 to put market share outcomes ahead of near-term financial results
Improving outlook for H2 and FY15
- Lead indicators encouraging, particularly in mobile
- Turnaround Programme of over 200 business improvement initiatives lifting confidence in projected free cash flow improvement ($200-300m of benefits)
-Successful sales and marketing tactics expected to moderate the rate of decline of legacy fixed revenues
- Capital expenditure envelope being tightened for FY15-16
H1 FY14 Financial Results

telecomnz
H1 SNAPSHOT CONTINUED
Continued rapid strategic repositioning of the Group
- Sale of AAPT to focus on New Zealand customers
- Huge investment in New Zealand’s digital future - all data network now a reality, underpinning superior anytime anywhere connectivity for customers, backed by 700MHz spectrum investment
- Re-engineering programme on track to deliver enhanced customer service capability and efficiencies, with first release in April
- Selected investment in growth initiatives, including pending launch of new internet TV business to enter the online entertainment market
- Success of brand makeovers to date has advanced the intention to change company name and core trading brands to Spark
- Continued major strategic shift of Gen-i business portfolio towards data, mobility, managed ICT, Cloud infrastructure and platform as a service
Dividend policy to be reviewed at full year
- Aspiration to sustainably increase ordinary dividends over time as improved cash flow performance materialises
H1 FY14 Financial Results

telecomnz
AGENDA
H1 Snapshot
Delivering on our Strategy
Key BU Snapshots
Key Financial Results
Looking Ahead

telecomnz
DELIVERING ON OUR STRATEGY
Ambition A growing New Zealand business, winning by customers choosing us to connect them at the “speed of life”
Goals #1 in mobility #1 in data #1 in effortless service and cost
Strategic priorities Revolutionise customer experiences Simplify the business Win key markets Win the future
Foundations People, Brands, All Data Network, Turnaround Programme
H1 FY14 Financial Results 6

telecomnz
REVOLUTIONISING CUSTOMER EXPERIENCES: KEY WINS
Rapid expansion and take-up of digital customer self-service options across Group
Telecom Smartphone App launched Sep 2013, over 60k downloads by end Dec 2013
‘My Telecom’ usage grown from 130k to 254k
E-Bill uptake from 100k to 287k in 6 months
Bigpipe broadband trialled and soft-launched with online only service model
National WiFi network growing quickly
Over 900 hotspots, over 300k registered, over 115k active users
Partnership strategy expanding
A powerful competitive differentiator
Invested in world-class data network
3G, 4G, WiFi, ADSL, VDSL and Fibre backed up by 5Tbps OTN
OTN deployed across 66 sites nationally
Underpins 24/7 anytime anywhere connectivity
Optimised Gen-i service models for key customers
Transitioned 1,350 ME clients to a Dealer managed model within Gen-i
Reoriented sales and client delivery functions more tightly around our customers
Renewed our focus on Wellington clients, in particular Central Government
Business Hubs relaunched New SME experience for business customers
H1 FY14 Financial Results 7

telecomnz
REVOLUTIONISING CUSTOMER EXPERIENCES: DIGITAL SERVICES
100,000
Tech in a Sec comments
60,000
Smartphone App users
7M Digital Self Service Transactions Monthly
800,000
Unique Visits Online Monthly
H1 FY14 Financial Results 8

telecomnz
SIMPLIFYING THE BUSINESS: KEY WINS
Turnaround Programme broadened in scope and impact
Increase in projected benefits
Building performance management capability
IT stack re-engineering 1st major release on target for Q3
Focus on pre-paid in 1st drop
On time and on budget
From ‘Green screen’ to modern ‘CRM’
Simplification of broadband and mobile plans helping drive sales
78% of broadband customers on latest plans
From 126 to 38 post-paid plans within 6-9 months
Re-eng will deliver pre-paid reduction from 3 to 1 core plans
Ongoing simplification of organisational processes
HR and remuneration processes overhauled
Staff level continuing to decline
Gen-i continuing its strategic shift
IT Services strategy refocused around network and infrastructure core
Divestment of Auldhouse following earlier divestment of Davanti
Simplified Voice & Data pricing
Sale of AAPT in line with strategic focus on NZ customers
Sold for A$ 450m
Settlement due late Feb
H1 FY14 Financial Results 9

telecomnz
SIMPLIFYING THE BUSINESS: TURNAROUND PROGRAMME
IDEAS QUANTIFIED
PLANNED INITIATIVE
DELIVERY
FULL P&L & BALANCE SHEET RECONCILIATION
Enhanced cross-sell
Improved customer retention practices
Pricing optimisation
Procurement improvements
Network sourcing and management enhancements
Call centre efficiencies
Operational process efficiencies
Additional labour reductions
Procurement improvements
Re-eng enabled systems simplification
Tight discretionary capex management
Enhanced performance management
Removal of process pain points
Building business improvement capabilities
REVENUE INCREASES
COST SAVINGS
CAPEX REDUCTIONS
ORG HEALTH IMPROVEMENTS
Turnaround initiatives implemented in FY14 and through FY15 to deliver $200-$300m of annualised sustainable cash benefits (previously $100-$200m)
H1 FY14 Financial Results 10

telecomnz
SIMPLIFYING THE BUSINESS: RE-ENGINEERING
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H1 FY14 Financial Results 11

telecomnz
SIMPLIFYING THE BUSINESS: GETTING MORE COST COMPETITIVE
FTE
9000
8000
7000
6000
5000
4000
FTE
7,903 7,530 6,622 6,469 5,769
30-Jun-12
FY 13 H1 reduction
31-Dec-12
FY 13 H2 reduction
Revera acquisition
30-Jun-13
FY 14 H1 reduction
31-Dec-13
AAPT divestment
31-Dec-13
Continuing ops
H1 FY14 Financial Results 12

telecomnz
WIN KEY MARKETS: KEY WINS
Retail brand refresh in H1 driving confidence in brand
6 percentage point increase in brand preference with Auckland u35
Increased foot traffic in stores by 14% in Auckland
Skinny and Bigpipe value brands in mobile and broadband
Skinny brand refreshed in October, driving good pre-paid growth
Bigpipe launched and billing in Feb 2014
Encouraging growth signals showing in mobile market
Overall mobile connections up 108k
New value-adds coming
Ultra Broadband (VDSL, Fibre) numbers growing well
Ultra Broadband (VDSL and Fibre) going well, with 20k connections as at 31 Dec 2013
Enabling the education sector as Network for Learning technology partner
Launched in August 2013
239 schools signed up by 28 Jan 2014
700+ schools targeted by end 2014
Telecom SME business market growing
Revenue and margin growth achieved
Mobile market share increased
H1 FY14 Financial Results 13

telecomnz
WIN KEY MARKETS: MOBILE AND BROADBAND
MOBILE CONNECTIONS (6 month active)
000’s 2000 1950 1850 1800 1750 1700 1650 1600
1,723 44 48 1,815 72 36 1,923
31-Dec-12 Prepaid net adds Postpaid net adds 30-Jun-13 Prepaid net adds Postpaid net adds 31-Dec-13
RETAIL BROADBAND REVENUES
NZ$M 175 150 125 100 75
H1 FY12 H2 FY12 H1 FY13 H2 FY13 H1 FY14
NZ Revenue % of customers on refreshed plans
100% 75% 50% 25% 0%
Mobile
Sustained mobile connection growth, with 108,000 net additions in the half
Total mobile base has grown 12% in last 12 months
Pre-paid ARPU up 6% YOY, reflecting popularity of monthly prepaid packs
Post-paid ARPU down 4.5% YOY, reflecting change in mix towards more profitable open term plans
Devices providing additional source of revenue and margin
Flanking brand strategy (Skinny) proving effective
Broadband
12,000 net broadband additions (Retail & Gen-i) in the half
Average data usage up 89% in last year to 34GB per month
Close to holding connection share
Intense competition and growth in naked broadband category
Close to half of Telecom broadband customers on higher grade plans, with Fibre and VDSL providing good up sell opportunity
Progressively filling product gaps
H1 FY14 Financial Results 14

telecomnz
WIN KEY MARKETS: BRAND STRATEGY NOW CLEAR
GROUP
BUSINESS UNITS
NETWORK
SPARK NEW ZEALAND LIMITED
SPARK
SPARK DIGITAL SOLUTIONS
SPARK VENTURES
Skinny MOBILE
Bigpipe
showmetv
Future Venture 1
Future Venture 2
revera
SPARK NETWORK
H1 FY14 Financial Results 15

telecomnz
WIN THE FUTURE: KEY WINS
Digital Ventures making good progress on portfolio
Announcement of internet TV
National WiFi going very well
Bigpipe trialled and soft-launched
Other moves being made in m-commerce, smart living, smart data, and health
Vigil investment just a part of a growing Group wide opportunity we see in health sector
Spectrum Auction and 4G launch demonstrates commitment to future of mobile
$149m investment in 4 lots (2x 20MHz) of 700 MHz spectrum
4th lot subject to Commerce Commission approval
Price favourable v global benchmarks
4G LTE launched in main centres
Investment in TGA trans- Tasman cable
Planning for project progressing well
Partners working through respective approval processes over coming months
Further refocusing of Gen-i
towards Cloud, converged ICT, Data Centres and Mobility
Leveraging Revera capability with Government
Leading local Data Centre portfolio - AKL, WLG, CHC backbone with regional facilities including Dunedin
Mobility Practice established
Partner collaborations - SAP, Cisco, Samsung
Health sector a key sector priority, with rural and education also being developed
H1 FY14 Financial Results 16

telecomnz
WIN THE FUTURE: INTERNET TO MARKET ENTRY
Video is migrating to the internet
Episodic TV series binge viewing is the big trend globally, driving demand for freedom and choice
Telecom has decided to enter, with a world-leading OTT platform in build and content deals under negotiation
Mid year launch of ShowmeTV will provide more choice for NZ consumers of TV and movies
Consumer centric - watch what you want, when you want, where you want
More than 5,000 hours of content at launch, across all key genres, including local
Available to all New Zealanders not just Telecom customers
Initially accessible on web and tablet - will be coming to all screens soon
Showmetv Entertainment as it should be
H1 FY14 Financial Results 17

telecomnz
AGENDA
H1 Snapshot
Delivering on our Strategy
Key BU Snapshots
Key Financial Results
Looking Ahead

telecomnz
RETAIL BU SNAPSHOT
RETAIL REVENUES
Revenue $M 800 700 600 500 400 300 200 100 0
H1 FY12 H2 FY12 H1 FY13 H2 FY13 H1 FY14
Fixed Mobile
RETAIL FIXED REVENUES
Revenue $M 300 250 200 150 100 50 0
H1 FY12 H2 FY12 H1 FY13 H2 FY13 H1 FY14
Access Voice/Calling Broadband
Retail Revenue stabilised, for first time since 2008
EBITDA $328m, down 5.8%
Strong performance in mobile, revenues up 9% (service revenues up 4%)
Further improvements in SARC ratio
Rate of fixed revenue decline slowing to 5.7% YOY (previously >8%)
- Access churn remains very low at 3.8% on an annualised basis
- Price and volume reductions resulting in 17% decline in calling revenues
- 5% decline in broadband revenues reflecting impact of prior year plan refresh (78% on new plans)
Increased broadband costs of sales reflecting connection growth and backhaul cost increases on rapidly rising data volumes
8% reduction in labour costs, following prior year initiatives
Skinny EBITDA and TDV early investment costs included within Retail
H1 FY14 Financial Results 19

telecomnz
RETAIL CUSTOMER FOCUS IS DRIVING RESULTS
Total mobile base has grown 200,000 connections in last 12 months (includes Skinny & Gen-i)
holding connection share in broadband at around 47%
Business market revenue returned to growth
94% of service transactions are now online
SARC/revenue ratio improved a further one % point
On track for a 2% improvement in support cost per revenue dollar
68% of customers rate us 5/5 for effortless service
6% point increase in brand preference with Auckland u35
H1 FY14 Financial Results

telecomnz
RETAIL CUSTOMERS ARE SEEING MOMENTUM
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LOCAL LIKE YOU
“THE HUB HAS MADE MY LIFE SO SIMPLE AND EASY.”
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TELECOM
6%
BRAND PREFERENCE UP
WITH AUCKLAND
UNDER 35s
H1 FY14 Financial Results 21

telecomnz
CUSTOMER INSIGHTS
2,500 200 1,500
TOUCH POINT SURVEYS EACH MONTH IN BUSINESS AND IN HOME ONE ON ONE INTERVIEWS MONTHLY BUSINESS INTERACTIONS
MONITORING 2.5M 120,000
590,000 IVR TRANSACTIONS STORE VISITS WEEKLY
CALLS EACH MONTH
100,000 60,000 800,000
TECH IN A SEC COMMENTS SMARTPHONE APP USERS UNIQUE VISITS ONLINE MONTHLY
Know me and like me
Value and win my business
Bring me new, cool stuff
Make it easy for me to deal with you
Be a company I love and am proud to be with
H1 FY14 Financial Results 22

telecomnz
THE CONSUMER BRAND STORY
OUR HIGHER PURPOSE
UNLEASHING NEW ZEALAND’S POTENTIAL OUR BELIEF AND DIFFERENTIATION
We believe that New Zealand is the best place on the planet. We will ensure everyone can live, work and play in more incredible ways by being the leaders in the indispensable and amazing experiences data provides
WHAT WE LIVE BY
FOR HERE. FOR YOU. FOR TOMORROW.
OUR CUSTOMER-INSPIRED CHARACTER
COURAGEOUS. CARING. CURIOUS. COLOURFUL.
H1 FY14 Financial Results 23

telecomnz
GEN-I BU SNAPSHOT
GEN-i REVENUES
Revenue $M 400 350 300 250 200 150 100 50 0
H1 FY12 H2 FY12 H1 FY13 H2 FY13 H1 FY14
Fixed Mobile IT Services
GEN- iT SERVICES
Revenue $M 300 250 200 150 100 50 0
H1 FY12 H2 FY12 H1 FY13 H2 FY13 H1 FY14
Revenue IT Services margin excluding procurement
EBITDA $193m, down 4.5%
Revenues down 3.0%, reflecting intense price pressure across all product categories, particularly in Enterprise Segment
Maintained #1 NZ market position in Mobile, Data and IT Services
Focus on Network and Platform-centric ICT
- Gen-i/Revera has the highest market share (49%) in the Hosted Infrastructure Services category in the NZ IT Services Market Tracker
- Acquisition of Revera providing synergy value in major accounts
- Divested Davanti & Auldhouse
- Partnering to access capability while reducing delivery risk
- Key wins with N4L and Auckland Council
Labour costs down 17.8% reflecting operating model changes in H1 FY13
IT Services contribution margins improving from product simplification, process standardisation and Procurement portal implementation
Data Centre development on track
H1 FY14 Financial Results 24

GEN-I BU: THE STRATEGIC SHIFT



gen-i
PARTNERS
Network Services
Outsourcing
Security Services
Horizontal Applications
Vertical Applications
Application Development
Networks
Infrastructure
Platforms (IaaS, PaaS, DaaS)
Managed Services
Applications
Business Consulting
Business Process Outsourcing
INFRASTRUCTURE CENTIC
PEOPLE CENTRIC
• Data Centre investments
• Invested in Revera IaaS and C-stack
• Launched 'Hosted' ReadyCloud products
• Exited Software Solutions to partner
• Exited Davanti & Auldhouse

H1 FY14 Financial Results

25

GEN-I BU: REPOSITIONING ON TRACK

Reoriented Sales and Service around the customer	• Sale & Service organisational structure reset • Additional resource focused on government segment, leveraging Revera capability
Future Voice & Data propositions gaining traction	• Migrating clients to Broadsoft IP voice. On track to be #1 in IP voice in FY15 • UFB connected in all regions by March 2014 • On track to launch two new corporate data products in Q4
Leadership position in mobility maintained	• Slight growth in mobile market share, but intense price based competition • Mobility practice established, focused on M2M and mobile apps • Partner collaborations – SAP, Cisco, Samsung
IT Services strategy refocused around network and infrastructure core	• IT contribution margin improving, due to better execution and better quality product mix
Infrastructure investments on track	• Strong pipeline for data centres and Revera • Christchurch data centre complete • Build on track for Auckland, Wellington and Dunedin

H1 FY14 Financial Results

26

telecomnz
52 52
AGENDA
H1 Snapshot
Delivering on our Strategy
Key BU Snapshots
Key Financial Results
Looking Ahead

telecomnz
KEY FINANCIAL RESULTS
Total Revenues - cont ops
Operating Costs - cont ops
EBITDA - cont ops
D&A - cont ops
Net financing costs - cont ops
Tax expense - cont ops
Net Earnings - cont ops
Net Earnings - disc ops
Net Earnings
Capex - cont ops
EPS (cps)
H1 FY14 $M 1,847 1,395 452 227 17 61 147 20 167 266 9
H1 FY13 $M 1,905 1,425 480 228 22 62 168 (5) 163 225 9
CHANGE (3.0) (2.1) (5.8) - (22.7) (1.6) (12.5) NM 2.5 18.2 -
H1 FY14 Financial Results 28

telecomnz
REVENUES
REVENUE FROM CONTINUING OPERATIONS
H1FY13 v H1FY14
$M 2000 1950 1900 1850 1800 1750 1700
1905 27 98 7 24 18 1847
H1FY13 Revenue
Mobile
Fixed
IT services
Southern Cross dividend
Other
H1FY14 Revenue
- 3% top line decline
- Strong mobile performance
- 4% service revenue growth in Retail
- Price pressure in Gen-i
- Continued fixed line declines Retail access churn 4%
- 17% decline in calling revenues
- Broadband price downs in prior year
- Commercial wholesale deals
-$24m increase in Southern Cross dividends
-$5m lower insurance proceeds
H1 FY14 Financial Results 29

telecomnz
COSTS
COSTS FROM CONTINUING OPERATIONS H1FY13 v H1FY14
$M 1500 1450 1400 1350 1300 1250 1200
1425 18 20 12 5 55 10 1395
H1FY13 Cost
Mobile COS
Intercarrier costs
Broadband costs
IT services
Labour costs
Other
H1FY14 Cost
- Mobile cost of sales reflects strong connection growth
- Intercarrier costs reflect access line reductions and more efficient consumption of Chorus inputs
- Broadband costs increase reflects base growth and increased backhaul costs
- Labour cost reductions YOY reflect flow through benefits of FY13 cost reduction activities
H1 FY14 Financial Results 30

telecomnz
EBITDA FULL YEAR OUTLOOK
EBITDA from continuing operations
$M 550 500 450 400 350 300 250 200
480m 495m 452m 473 to 493m
H1 FY13 H2 FY13 H1 FY14 H2 FY14 forecast
H1 FY14 EBITDA impacted by:
- Continued fixed line declines
- Impact of FY13 broadband plan refresh
- Wholesale commercial arrangements
Expect improved performance in H2 FY14
- Sustained growth in mobile revenue/margin
- Stabilisation of Broadband revenues/margin
- Turnaround initiatives, delivering improved free cash flow
H1 FY14 Financial Results 31

telecomnz
MEDIUM TERM VALUE DRIVERS
Fixed revenue decline moderating to circa 6% CAGR FY14 to FY17
Offset by growth in mobile, IT services & other revenues
Aiming to stabilise top line around FY16
Turnaround initiatives implemented in FY14 and through FY15 to deliver $200-$300m of annualised sustainable cash benefits (previously $100-$200m)
FIXED REVENUE TRENDS
Revenue $M
2,500 1,500 500
FY13 FY14 FY15 FY16 FY17
Analyst range Telecom estimate
Turnaround initiatives Percentage of benefits
Opex ~75%
Revenue ~10%
Capex ~15%
H1 FY14 Financial Results 32

telecomnz
CAPITAL EXPENDITURE
Core Capex - continuing operations
$M
700 600 500 400 300 200 100
FY13 FY14 FY15 FY16
BAU / sustain / 3G
LTE
Spectrum
OTN/Carrier Ethernet
Data centres
Re-engineering
Other strategic
Chart reflects FY14 to FY16 core Capex envelope
FY14 excludes final allocation round for spectrum
FY14 peak Capex year in strategic turnaround programme
$149m spectrum purchase
- Price favourable vs global benchmarks
- 4th lot subject to commerce commission approval
- Final round (allocation) still to be completed
Targeting sustainable long term core Capex of below $400m per annum
H1 FY14 Financial Results 33

telecomnz
DIVESTMENT OF NON-CORE ASSETS
AAPT
- Sold 100% stake for A$450m, NZ$490m
- Transaction expected to complete 28 February 2014
- EBITDA H1 FY14 NZ$55m, expect approx NZ$70m for 8 months
- D&A H1 FY14 NZ$35m Telecom Cook Islands
- Actively considering divestment of our 60% stake
- EBITDA H1 FY14 NZ$4m
H1 FY14 Financial Results 34

telecomnz
CAPITAL MANAGEMENT
Repositioning business portfolio in line with strategic shift
Divestment of non-core assets
Reinvestment in 700 MHz spectrum, 4G expansion, re-engineering, digital ventures, new brand
Remain committed to conservative capital structure and single A credit rating
Ratio of net debt/EBITDA (including associated derivatives) not to materially exceed 1.0x on a long run basis, which for credit rating agency purposes equates approximately to 1.5x
Expect debt headroom of approx $250m post completion of AAPT sale and acquisition of spectrum
Appropriate given stage in business turnaround
Aspiration to deliver sustainable increases in ordinary dividends over time
8cps dividend declared for H1 FY14 (75% imputation)
Intention to pay a minimum dividend of 16cps in FY14, payout to be reviewed at full year
H1 FY14 Financial Results 35

telecomnz
AGENDA
H1 Snapshot
Delivering on our Strategy
Key BU Snapshots
Key Financial Results
Looking Ahead

OUR SCORECARD: AT THE FY13 FULL YEAR RESULTS, WE SAID WE WOULD TARGET IN FY14 …..

A more competitive organisation:	
A new winning culture which is performance driven, more agile and competitive	On track
On track to crystallising an additional $100-$200m of annualised benefits from re-engineering, cost out and simplification programmes	Increased to $200-$300m
Success in the market:	
A 1-2% point increase in mobile market service revenue share – with mobile completely re-platformed, 4G LTE launched	On track
Greater brand cut-through and preference in key markets	Beginning
Stabilising broadband market connection share - VDSL and fibre products take-up accelerated	Achieved
Double digit revenue growth from Gen-i networked ICT – with expanded data, mobility and Cloud capability	Achieved
Success for the future:	
At least four new highly differentiated offers to consumer & SME customers	On track
Clear strategic path forward for Australia	Achieved
Digital Ventures having launched a portfolio of new products and services	Achieved

H1 FY14 Financial Results

37

telecomnz
FINANCIAL OUTLOOK
Adjusted EBITDA:
– Expect full year adjusted EBITDA from continuing operations of $925m to $945m
– Guidance excludes AAPT sale proceeds and rebranding costs
Capex:
– Expect FY14 Capex from continuing operations of $450m to $460m, excluding spectrum
Dividend:
– Intention to pay a minimum dividend of 16cps in FY14
– Payout to be reviewed at year end

H1 FY14 Financial Results

telecomnz
A solid half-year, with a sound strategy being executed at increasing pace.
Telecom is busy reinventing itself for its customers and for the digital future.

telecomnz
DISCLAIMER
Forward-looking statements and disclaimer
This announcement may include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.
These forward-looking statements may be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this announcement. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions and the regulatory environment in New Zealand and Australia; competition in the markets in which Telecom operates; risks related to the sharing arrangements with Chorus, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.
The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.
Non-GAAP financial measures
Telecom results are reported under IFRS. This announcement includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:
1. EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.
2. Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.
3. Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.
4. ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.
5. Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.
Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

H1 FY14 Financial Results

Telecom Group

Group result

	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m	H1 FY14 NZ$m
Adjusted operating revenues and other gains					
Fixed	1,148	1,112	1,067	1,000	969
Mobile	459	471	465	456	492
IT Services	267	276	269	261	276
Other operating revenue	110	98	88	102	102
Other gains	18	8	16	11	8
Internal Revenue	-	-	-	-	-
Adjusted operating revenues and other gains	**2,002**	**1,965**	**1,905**	**1,830**	**1,847**
Adjusted operating expenses					
Labour	347	321	321	256	266
Intercarrier costs	433	385	362	342	342
Other operating expenses	766	747	742	716	787
Other expenses	5	-	-	9	-
Asset impairments	-	-	-	12	-
Adjusted operating expenses	**1,551**	**1,453**	**1,425**	**1,335**	**1,395**
Adjusted EBITDA - continuing operations	**451**	**512**	**480**	**495**	**452**
Adjusted EBITDA - Chorus discontinued operations	321	-	-	-	-
Adjusted EBITDA - AAPT discontinued operations	40	48	36	38	55
Adjusted EBITDA - total	**812**	**560**	**516**	**533**	**507**
Depreciation and amortisation expense - continuing operations	237	248	228	231	227
Net finance expense - continuing operations	59	21	22	20	17
Taxation expense - continuing operations	46	65	62	41	61
Net earnings after tax - continuing operations	109	178	168	203	147
Profit or loss - discontinued operations	(7)	4	(5)	(27)	20
Net earnings after tax including discontinued operations	**102**	**182**	**163**	**176**	**167**

Analysis & KPI's

	H1 FY12	H2 FY12	H1 FY13	H2 FY13	H1 FY14
Fixed revenue					
Access	436	427	419	410	399
Voice/Calling	373	348	327	285	272
Broadband	188	187	177	169	166
Data	132	128	126	122	117
Other	19	22	18	14	15
	1,148	1,112	1,067	1,000	969
Mobile revenue					
Mobile usage	345	351	360	363	366
Mobile other	114	120	105	93	126
	459	471	465	456	492
FTE Permanent - continuing operations	6,686	6,710	6,387	5,512	5,342
FTE Contractors - continuing operations	432	428	402	390	427
FTE Total - continuing operations	7,118	7,138	6,789	5,902	5,769

Telecom Group

Revenue and EBITDA by Unit

	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m	H1 FY14 NZ$m
Operating revenue and other gains					
Connect	448	331	339	312	294
Retail	938	936	904	877	901
Gen-i	703	682	663	644	643
Corporate	53	50	53	62	67
Eliminations	(140)	(34)	(54)	(65)	(58)
	2,002	1,965	1,905	1,830	1,847
EBITDA					
Connect	(61)	(62)	(67)	(47)	(64)
Retail	338	371	348	352	328
Gen-i	199	226	202	200	193
Corporate	(25)	(23)	(3)	(10)	(5)
Continuing operations	451	512	480	495	452
Discontinued operations - AAPT	40	48	36	38	55
Discontinued operations - Chorus	321	-	-	-	-
Total group adjusted EBITDA	812	560	516	533	507

Telecom

Financial breakdown by business unit - Retail

	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m	H1 FY14 NZ$m
Adjusted operating revenues and other gains					
Fixed	596	577	547	530	516
Mobile	331	342	340	334	372
IT services	1	1	1	1	1
Other operating revenue	10	13	15	12	12
Other gains	-	3	-	-	-
Internal Revenue	-	-	1	-	-
	938	936	904	877	901
Adjusted operating expenses					
Labour	67	68	61	53	56
Intercarrier costs	202	176	157	156	158
Other operating expenses	212	309	321	297	343
Internal expenses	119	15	17	19	16
	600	568	556	525	573
Adjusted EBITDA	**338**	**368**	**348**	**352**	**328**

Analysis & KPI's - Retail

	H1 FY12	H2 FY12	H1 FY13	H2 FY13	H1 FY14
Local Service					
Access Lines (000)	1,023	976	949	933	913
Broadband connections (000)	598	599	612	630	640
Fixed					
Access	264	255	245	248	247
Voice/Calling	163	153	143	130	119
Broadband	158	157	149	142	141
Managed Data	1	1	1	1	-
Other	10	11	9	9	9
	596	577	547	530	516
FTE Permanent	1,787	1,736	1,615	1,435	1,432
FTE Contractors	124	125	138	131	136
FTE Total	1,911	1,861	1,753	1,566	1,568

Telecom

Financial breakdown by business unit - Connect

	H1 FY12	H2 FY12	H1 FY13	H2 FY13	H1 FY14
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains					
Fixed	275	271	265	231	224
Mobile	3	3	5	6	5
IT services	-	1	1	1	1
Other operating revenue	60	42	47	43	40
Other gains	6	5	-	5	-
Internal Revenue	104	9	21	26	24
	448	331	339	312	294
Adjusted operating expenses					
Labour	82	73	81	60	70
Intercarrier costs	184	165	161	142	142
Other operating expenses	141	150	158	142	141
Asset impairments	-	-	-	11	-
Internal expenses	102	5	6	4	5
	509	393	406	359	358
Adjusted EBITDA	**(61)**	**(62)**	**(67)**	**(47)**	**(64)**

Analysis & KPI's - Connect

	H1 FY12	H2 FY12	H1 FY13	H2 FY13	H1 FY14
Local Service					
Access Lines (000)	417	440	442	421	414
Fixed					
Access	111	114	118	110	101
Voice/Calling	116	108	101	79	82
Broadband	2	1	1	1	-
Managed Data	39	39	37	36	36
Other	7	9	8	5	5
	275	271	265	231	224
Analysis of international transits:					
International transit revenue - $m	85	74	71	55	64
International intercarrier costs - $m	67	57	55	43	54
FTE Permanent	2,094	2,146	2,064	1,825	1,856
FTE Contractors	134	140	138	152	119
FTE Total	2,228	2,286	2,202	1,977	1,975

Telecom

Financial breakdown by business unit - Gen-i

	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m	H1 FY14 NZ$m
Adjusted operating revenues and other gains					
Fixed	277	264	255	239	229
Mobile	125	126	120	116	115
IT Services	266	274	266	257	273
Other operating revenue	7	8	4	4	3
Other gains	4	-	-	2	3
Internal Revenue	24	10	18	26	20
	703	682	663	644	643
Adjusted operating expenses					
Labour	159	141	146	120	120
Intercarrier costs	47	44	44	44	42
Other operating expenses	235	266	252	259	268
Asset impairments	-	-	-	1	-
Internal expenses	63	5	19	20	20
	504	456	461	444	450
Adjusted EBITDA	**199**	**226**	**202**	**200**	**193**
Adjusted EBITDA - Telecommunications solutions	180	199	179	171	164
Adjusted EBITDA - IT services	19	27	23	29	29
Total	**199**	**226**	**202**	**200**	**193**

Analysis & KPI's - Gen-i

	H1 FY12	H2 FY12	H1 FY13	H2 FY13	H1 FY14
Local Service					
Access Lines (000)	74	73	68	67	67
Broadband connections (000)	19	20	19	19	21
Fixed					
Access	61	58	56	52	51
Voice/Calling	94	87	83	76	71
Broadband	28	29	27	26	25
Managed Data	92	88	88	85	81
Other	2	2	1	-	1
	277	264	255	239	229
FTE Permanent	2,370	2,379	2,280	1,977	1,869
FTE Contractors	150	134	114	89	163
FTE Total	2,520	2,513	2,394	2,066	2,032

Telecom

Financial breakdown by business unit - AAPT (Discontinued operation)

	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m	H1 FY14 NZ$m	H1 FY12 A$m	H2 FY12 A$m	H1 FY13 A$m	H2 FY13 A$m	H1 FY14 A$m
Adjusted operating revenues and other gains										
Fixed	341	261	235	233	217	266	202	185	188	189
Mobile	5	5	3	2	2	4	4	3	2	1
Other operating revenue	2	4	3	1	2	2	3	2	1	2
Other gains	-	-	1	-	-	-	-	1	-	-
Revenue from continued operations	22	24	21	16	14	17	18	15	14	13
	370	294	263	252	235	289	227	206	205	205
Adjusted operating expenses										
Labour	64	65	63	59	52	51	50	49	49	46
Intercarrier costs	208	134	118	114	95	162	104	92	93	83
Other operating expenses	38	30	34	29	23	29	24	27	23	21
Expenses to continued operations	20	17	12	12	10	16	13	10	10	8
	330	246	227	214	180	258	191	179	175	158
Adjusted EBITDA	**40**	**48**	**36**	**38**	**55**	**31**	**36**	**27**	**30**	**47**

Analysis & KPI's - AAPT

	H1 FY12 A$m	H2 FY12 A$m	H1 FY13 A$m	H2 FY13 A$m	H1 FY14 A$m
Fixed					
Access	-	-	-	-	-
Voice/Calling	70	60	50	51	48
Broadband	56	38	35	33	36
Managed Data	55	52	57	64	66
Other	85	52	43	40	39
	266	202	185	188	189
FTE Permanent	768	751	733	703	690
FTE Contractors	14	14	8	17	10
FTE Total	782	765	741	720	700

Telecom

Financial breakdown by business unit - Corporate

	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m	H1 FY14 NZ$m
Adjusted operating revenues and other gains					
IT services	-	-	1	2	1
Other operating revenue	33	35	22	43	47
Other gains	8	-	16	4	5
Internal Revenue	12	15	14	13	14
	53	50	53	62	67
Adjusted operating expenses					
Labour	39	39	33	23	20
Other operating expenses	23	22	11	18	35
Other expenses	5	-	-	9	-
Internal expenses	11	12	12	22	17
	78	73	56	72	72
Adjusted EBITDA	**(25)**	**(23)**	**(3)**	**(10)**	**(5)**

Analysis & KPI's - Corporate

	H1 FY12	H2 FY12	H1 FY13	H2 FY13	H1 FY14
Southern Cross Dividends - $m	26	32	19	37	43
FTE Permanent	435	449	428	275	185
FTE Contractors	24	29	12	18	9
FTE Total	459	478	440	293	194

Telecom

Analysis & KPI's - Mobile

	H1 FY12	H2 FY12	H1 FY13	H2 FY13	H1 FY14
Mobile (Retail & Gen-i)					
Mobile revenue:					
Voice revenue - $m	198	193	193	192	188
Data revenue - $m	144	154	163	166	173
Other mobile revenue[1]	114	121	105	92	126
	456	468	460	450	487
New Zealand average revenue per user (ARPU) **6 month active**					
ARPU - $ per month	28.45	28.54	33.75	33.55	32.78
Postpaid - $ per month	53.25	53.51	56.43	54.84	53.89
Prepaid - $ per month	10.29	9.41	11.32	11.92	12.01
Voice - $ per month	16.48	15.85	18.30	18.03	17.06
Data - $ per month	11.97	12.69	15.44	15.52	15.71
Number of mobile customers at period end (000) (New Zealand - Group) **6 month active**					
Postpaid	857	893	863	908	948
Prepaid	1,157	1,123	847	895	967
Internal postpaid	17	15	13	12	8
Total mobile customers[2]	2,031	2,031	1,723	1,815	1,923

1 Other mobile revenue includes handset sales and mobile interconnect

2 Mobile connections exclude MVNO connections.

Telecom Group

Costs summary

	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m	H1 FY14 NZ$m
Operating expenses					
Labour	347	321	321	256	266
	347	**321**	**321**	**256**	**266**
Intercarrier costs					
Baseband and access charges	264	262	245	236	231
Other intercarrier costs	169	123	117	106	111
	433	**385**	**362**	**342**	**342**
Other operating expenses					
Direct network costs	50	41	42	27	44
Mobile cost of Sales	153	183	175	163	193
IT Services cost of sales	153	164	156	163	161
Broadband cost of sales	122	119	121	127	133
Field services	28	23	25	14	17
Computer costs	46	34	39	35	38
Accommodation Costs	71	53	51	57	43
Advertising Promotions and Communication	36	27	39	32	44
Bad debts	6	2	6	8	16
Other expenses	101	101	88	90	98
	766	**747**	**742**	**716**	**787**

Telecom Group

Capex Summary

	H1 FY12 NZ$m	H2 FY12 NZ$m	H1 FY13 NZ$m	H2 FY13 NZ$m	H1 FY14 NZ$m
Major Programmes:					
Optical transport network	-	-	14	19	22
Re-engineering	-	-	8	17	44
Mobile network	46	48	29	55	89
Mobile spectrum	-	-	54	-	-
	46	48	105	91	155
Revenue retention and sustain:					
Southern Cross	1	3	11	-	10
Regulatory	8	7	2	2	1
Revenue retention and sustain other	116	123	107	103	100
	125	132	120	105	111
Discontinued Operations:					
Chorus	136	-	-	-	
AAPT	18	22	21	23	27
	154	22	21	23	27
Total Group	**325**	**203**	**246**	**219**	**293**

Capital expenditure is presented on an accruals basis.